centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 26 February, 2009

Fax: 001 202 772 9207

082-04578

From: Secretariat

No. of pages 68 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

09045499

SUPPL

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

26 February 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed documents are to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

26 February 2009

Centrica acquires controlling interest in project to develop UK's second largest gas storage field

Centrica plc, the parent company of British Gas, today announced it has acquired a controlling interest in a project to convert the Baird gas field in the southern North Sea into the UK's second largest gas storage facility.

Centrica has acquired from Perenco a 70 per cent interest in a project to convert the largely depleted Baird gas field for an initial payment of £25 million. Perenco will retain the remaining 30 per cent stake in the project.

Centrica will manage the design and project development incurring further costs of around £12m before a final investment decision is made. To take the project to completion Centrica's total potential investment in the project would be approximately £1.2 billion[1]. It is anticipated that the project will commence commercial operations in 2013.

The proposed Baird storage facility would have capacity of approximately 60 billion cubic feet (bcf), just over half the 118 bcf capacity of Rough, the UK's largest gas storage facility. It will be a faster and more flexible asset than Rough with the capability to capture more value from market volatility. Pre-development studies on the project will run until Q3 2010, before a final investment decision is made. If a decision is made to progress, Centrica would lead the development of the project, and on completion, operate the facility.

Baird is Centrica's third gas storage project announcement over the last 12 months, and is another step towards achieving Centrica's aim of implementing a multi-asset, multi-product gas storage model. It follows the announcement by Centrica and its partners in March 2008 of a project to convert the Bains gas field and the acquisition of the Caythorpe gas field in September 2008. These two projects combined are expected to add around 25bcf of storage capacity over the next 4 years.

Sam Laidlaw, Centrica chief executive, said: "The UK is in need of more gas storage to ensure supplies for customers in the future. The impact on gas supplies across Europe following the Russian dispute with Ukraine, coupled with one of the coldest winters for many years highlights the importance of new storage to the UK. This major project, coupled with Bains and Caythorpe, underlines Centrica's determination to invest in substantial new capacity"

"We are pleased to form this new partnership with Perenco. The Baird field will neatly complement Rough given its faster gas injection and withdrawal capability, enabling us to offer storage customers significant flexibility."

Ends

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 01753 494101

Notes to editors:

1. Includes cushion gas - a volume of gas required to maintain adequate pressure and deliverability rates throughout the withdrawal season.

The UK currently has enough gas storage to cover only approximately 5% of average annual gas demand, or around 16 days of average demand. This compares with 24%, or 88 days, in France and 21%, or 77 days, in Germany.

Baird is in the Inde area of the southern North Sea and has been producing gas since 1993. It feeds into the Bacton terminal.

Perenco is a private, independent, petroleum exploration and production company with activities in 17 countries and production of 250,000 boepd gross (165,000 boepd net). Since 2003, its UK subsidiary has operated a diverse spread of Southern Gas basin pipeline, platforms and terminal infrastructure. www.perenco.com.

26 February 2009

Centrica Board and Executive Committee changes

Centrica plc ("Centrica") today announces changes to the responsibilities of its Executive team and the Board composition.

British Gas Residential, British Gas Services and British Gas Business have been combined into a single customer-focused retail operation, British Gas. The new structure will enhance the service and product proposition delivered to customers and will drive additional value and growth within British Gas. Phil Bentley, previously Managing Director of British Gas Energy, will assume responsibility for the new organisation with immediate effect, as Managing Director of British Gas. Phil Bentley remains a director of Centrica.

Deryk King, President and Chief Executive Officer of Direct Energy and a member of Centrica's Executive Committee, has decided to retire and will leave his position with Direct Energy in July 2009, and subsequently depart from Centrica at the end of 2009. Over the last eight years Deryk has built Centrica's North American presence from a concept to a business turning over almost £6 billion and delivering an annual operating profit of over £200 million. The Board would like to take this opportunity to thank him for his huge contribution.

Chris Weston, previously a member of Centrica's Executive Committee and Managing Director of British Gas Services, will succeed Deryk as President and Chief Executive Officer of Direct Energy on 1 July 2009 after a period of handover. Chris will also join the Board of Directors of Centrica at this time. He will remain a member of the Executive Committee. Chris moves to North America at a very important point in the development of Direct Energy. He takes on a large and well established business which also has a clear strategy for future growth within Centrica. Chris joined Centrica in 2001 and, over the last 3 years, he transformed the operational and financial performance of British Gas Services. Prior to this Chris was Managing Director of British Gas Business, the commercial energy supply operation in the UK.

Chairman Roger Carr said, "These changes build on the excellent operational progress Centrica has made under the leadership of Sam Laidlaw, and provide the structure and leadership required to maximise the potential of the UK and North American customer businesses. I want to thank Deryk King personally for the commitment he has shown over many years in building up Direct Energy from scratch to a very successful business."

Paul Walsh, a Non-Executive Director of Centrica will step down from the Board of Centrica at the Annual General Meeting on 11 May 2009. Paul joined the Board in March 2003. The search for a replacement has commenced.

Chairman Roger Carr said, "The last six years has been a time of great challenge and change for Centrica. I would like to thank Paul for the invaluable advice and guidance he has provided during this time."

Enquiries:

Centrica Investor Relations:	01753 494900
Centrica Media Relations:	0845 072 8001

Final Results

LONDON--(BUSINESS WIRE)-- Centrica plc

Preliminary results for the year ended 31 December 2008

For the year ended 31 December	2008	2007	^
Revenue‡	**£21.3bn**	£16.3bn	31%
Operating profit*‡	**£1,942m**	£1,949m	(0.4%)
Effective tax rate*‡	**53%**	40%	13 ppts
Earnings*‡	**£904m**	£1,123m	(20%)
Adjusted basic earnings per share*‡	**21.5 p**	27.2p¥	(21%)
Full year dividend per share	**12.2p**	11.57p¥	5.4%

OPERATING OVERVIEW:

- UK and North American operating performance in line with expectations
- Loss* of £63m in Oxxio in The Netherlands
- 34% fall in British Gas Residential profits*, offset by 25% growth from British Gas Business and British Gas Services
- Centrica Energy profits* up 33%, Direct Energy profits* up 15%
- Tax charge increased by 36% to £1,027m; Group effective tax rate 53%
- Invested £737 million in power and gas assets in 2008 to supply the UK market
- Acquiring share in Baird gas field for gas storage project in North Sea
- Completed a £2.16bn Rights Issue to fund investment in nuclear power and other upstream investments
- Creating around 1,500 skilled jobs in 2009

"The financial performance in 2008 was good despite a much tougher environment, and we made strong progress against the strategic priorities we set out at the start of 2007. As the UK's leading provider of energy and energy-related services we continue to improve the quality of service we deliver and invest in upstream assets to increase security of gas and power supplies for all of our customers. Looking forward we plan to create around 1,500 new skilled, mainly 'green collar', roles across British Gas to help meet our customers' desire to make their homes more energy efficient. Whilst the overall economic climate in 2009 is clearly very challenging, the operational and structural progress we have made over the last two years has strengthened the Group and positioned us well to continue to invest for our customers and our shareholders."

Sam Laidlaw, **Chief Executive**

STATUTORY RESULTS:

- Operating profit‡: £460m (2007: £2,184m)
- Earnings: loss of £144m (2007: profit £1,507m)
- Basic earnings per ordinary share: loss of 3.5p (2007: profit¥ 36.5p)

The 2008 statutory results include exceptional items of £67m in Oxxio and certain re-measurements which are unrealised net gains on energy procurement and sale contracts falling under the scope of IAS39 which are explained in the Group financial summary and disclosed in note 7.

* including joint ventures and associates stated net of interest and taxation, and before exceptional

items and certain re-measurements

‡ from continuing operations Centrica plc

¥ restated to reflect the bonus element of the Rights Issue

Chairman's Statement

Performance review

Centrica performed well in 2008, during what was a very difficult year for energy supply businesses. We witnessed previously unseen levels of volatility in wholesale gas and power prices. Oil prices rose to almost $150 per barrel and then fell back to below $50 as the high levels of global oil demand, which had been causing a tight supply position, reversed quite rapidly due to the recessionary impact of the global financial crisis. Against this backdrop Centrica's financial performance in the year was good, with the higher upstream profits providing a partial hedge to the inevitable decline in retail profits during this time. We also made further progress on our strategic agenda which places Centrica on a much stronger footing both at home and abroad.

The sharp rises in world energy prices necessitated two retail price increases for UK consumers. We concentrated on providing some protection for our customers by reducing our operating costs through efficiency improvements, transforming the level of service we offer and increasing the support we provide to our vulnerable customers. Cost rigour was also evident across the rest of the Group as we reduced like-for-like operating costs against 2007.

In September we entered into a Memorandum of Understanding (MOU) with EDF to acquire a 25% stake in the British Energy nuclear business. This investment is intended to provide a long-term hedge against volatile commodity prices and a platform for longer term involvement in new nuclear power generation as a valuable source of growth. Beyond this we made further acquisitions of gas reserves in the North Sea and in North America. We also announced our intention, subject to successful studies, to build additional gas storage facilities in the UK which will help provide important additional security of supply for the UK.

In the year we delivered excellent results in our growth businesses. British Gas Business and British Gas Services once again reported strong growth in revenue and operating profit. In North America the economic climate proved challenging but the business held up well and also delivered a good performance.

In Europe we strengthened our presence by acquiring a controlling interest in SPE in Belgium. However in the Netherlands, where the market continues to favour integrated incumbents, Oxxio did not perform well and we have written down its carrying value.

Dividend

The Board of Directors is proposing a final dividend of 8.73 pence per share to be paid in June 2009, bringing our full year dividend to 12.2 pence, an increase of 5.4%. This is in line with our policy of delivering sustained real growth in the ordinary dividend.

Board changes

In March we announced the appointment of Mark Hanafin as Managing Director Centrica Energy and Europe, replacing Jake Ulrich. I would like to thank Jake for the dedication he has shown since the formation of Centrica in 1997 and the material contribution he has made in building our portfolio of gas, power and storage assets. Mark joined us from Shell where he was president and chief executive officer of Shell Energy North America.

This morning we also announced separately some changes to the business structure within Centrica and to the Executive Committee and the Board. We have combined British Gas Energy, British Gas

Business and British Gas Services into a single customer-focused British Gas retail operation in the UK to maximise the value and growth potential. Phil Bentley takes on responsibility for the combined business with immediate effect. Phil remains a director of Centrica plc.

Deryk King, President and Chief Executive Officer of Direct Energy and a member of Centrica's Executive Committee, has decided to retire and will leave his position with Direct Energy in July 2009, and subsequently depart from Centrica at the end of 2009. Deryk has built a very successful business for Centrica in North America over the last eight years. Deryk will be succeeded by Chris Weston who will take over as President and Chief Executive Officer of Direct Energy on 1 July 2009, after a period of handover. Over the last three years Chris transformed the operating and financial performance of British Gas Services and previously he headed up British Gas Business, the commercial energy supply operation in the UK. Chris will also join the Board of Directors of Centrica plc on 1 July 2009.

Paul Walsh, a Non-Executive Director of Centrica will step down from the Centrica Board at the Annual General Meeting on 11 May 2009. Paul joined the Board in March 2003. The search for a replacement has commenced.

Our employees

Our employees remain central to the success of Centrica, particularly during these times of great uncertainty and change. I want to thank them for the dedication, commitment, loyalty and professionalism which they continue to display.

The future

The economic landscape, dominated by the global financial squeeze, continues to worsen and Centrica is not immune to the effects of this. Energy markets remain volatile and erratic, placing pressure on parts of our business and on our customers.

In these challenging conditions the task of management will be to ensure we provide good service and competitive prices to all, support for the most vulnerable, a fair return and reward for our shareholders and long-term environmentally friendly sources of energy supply for the countries that we serve.

In the Chief Executive's review, Sam Laidlaw outlines the progress made to date against the strategic priorities of the Group and the direction and actions that will be taken as we look forward in 2009. In these unpredictable times, Centrica is well positioned, with a solid set of energy and services businesses and a strong financial position, and I am confident that under Sam's leadership the management team will remain focused on delivering stability and growth in Centrica for the benefit of our customers, employees and shareholders.

Roger Carr,
Chairman
26 February 2009

Earnings and operating profit numbers are stated, throughout the commentary, before exceptional items and certain re-measurements where applicable – see note 3 for definition. The Directors believe this measure assists with better understanding the underlying performance of the Group. The equivalent amounts after exceptional items and certain re-measurements are reflected in note 6 and are reconciled at Group level in the Group Income Statement. Exceptional items and certain re-measurements are described in note 7. Adjusted earnings and adjusted basic earnings per share are reconciled to their statutory equivalents in note 11.

All current financial results listed are for the year ended 31 December 2008. All references to 'the prior-period', 'the prior-year', '2007' and 'last year' mean the year ended 31 December 2007 unless otherwise specified.

Chief Executive's Review

2008 performance

Centrica once again delivered a good financial performance in a year which provided a severe test for the business. The progress we've made over the last two years provided us with much stronger defences against an extremely difficult commodity environment. In the first half of 2008 we experienced rapidly rising global oil and gas prices, only to see them fall in the second half, at the same time as the credit markets tightened greatly for all of our customers and counterparties.

This backdrop, coupled with the increasing obligations being placed upon the energy supply industry, meant that profits* at British Gas Residential were down by 34%, even after we were forced to follow other suppliers and raised retail tariffs twice during the year. Early in 2009 we were the first energy supplier to announce a reduction in retail prices, as we were in 2007, the last time retail prices fell. In Centrica Energy the financial result was stronger as a result of consistent gas production performance and high gas prices. This increase in profitability was only partially offset by the losses in the legacy industrial and commercial gas supply contracts.

British Gas Business, British Gas Services and Direct Energy all recorded strong financial results, as they increased customer numbers and grew revenue and operating profit*. Centrica Storage profits* were down against 2007, as the price of Standard Bundled Units (SBUs) fell due to the narrower summer/winter gas price spread. Oxxio, our Dutch business, recorded a very disappointing operating loss*. The impact of a volatile commodity price in a retail market which continues to favour the integrated incumbent utilities was exacerbated by poor operational execution. We have taken action to stem losses here, including replacing management.

Overall Group operating profit* was broadly flat, but earnings* were down by 20% owing to a rise in the effective tax rate to 53%, caused by the higher proportion of highly taxed upstream profits*.

Strategic progress

Our strategic priorities continued to set our agenda in 2008, and the increasing degree of vertical integration in Centrica and the emphasis on operational excellence, lowering costs and improving customer service meant that we exited 2008 with a stronger business and positive momentum for the future.

On our first priority, to transform British Gas, we made further progress on all fronts. During 2008 our customer service improved significantly. Average time to answer and to handle calls reduced further and our proportion of industry complaint levels fell by nearly a third over the year. Compared to 2007 we also increased the percentage of customer enquiries which were resolved on the first call and substantially reduced the transactional exceptions associated with the new billing system. These service improvements enabled further progress to be made on our cost reduction initiatives. Our operating cost base in 2008 was over £200 million lower than in 2006.

In October Ofgem published the initial findings of its probe into the energy supply industry in Great Britain. The report concluded that effective competition exists between the major suppliers. However, it did make recommendations to reduce certain retail price differentials, particularly relating to former incumbent electricity suppliers who charge different prices for in-area and out-of-area customers. It also suggested a reduction in tariffs for those customers with a prepayment meter, to more accurately reflect the additional cost involved. British Gas complied with this recommendation in a matter of a few weeks.

We continued to pursue our second priority, to sharpen the organisation and reduce costs. In July Mark Hanafin joined Centrica as Managing Director Centrica Energy and Europe. This further strengthened the executive team. Various initiatives in the year across the Group meant that we finished 2008 as a leaner organisation without affecting our ability to grow. This helped to reduce our Group like-for-like operating costs by £40 million, despite the inflationary pressures, particularly in the offshore services environment.

On our third priority, to reduce risk through increased integration, we made good progress. During the year we acquired additional gas assets in the British and Norwegian sectors of the North Sea. In

March we increased our equity stake in the assets originally acquired from Newfield in 2007 and in October we completed our acquisition of assets in the Heimdal area of the North Sea. At the end of the year we announced an agreement to acquire an additional interest in the Peik gas field in the UK and in January 2009 we agreed to take additional equity in the York gas field. These deals provided us with both producing gas assets and a pipeline of valuable exploration and development prospects.

Centrica Storage commenced two important potential gas storage projects. In March we began engineering studies to explore the potential to convert the Bains gas field in the Morecambe Bay area into a storage field with a capacity of up to 20 billion cubic feet (bcf). In September we acquired the Caythorpe onshore gas field and began the process of converting it into a storage field capable of holding up to 7.5bcf of stored gas. In February 2009 we announced our intention to create an additional 60bcf gas storage field in the UK North Sea following the acquisition of a 70% share in the Baird gas field.

In power generation we completed the Lynn and Inner Dowsing wind farm development off the Lincolnshire coast, the largest operational offshore wind farm project in the world. In Devon, the construction of the Langage gas-fired power station continued, although the contractor has experienced some delays and we now expect the station to become operational towards the end of 2009.

In September we announced the signing of a Memorandum of Understanding with EDF to acquire a 25% share in the British Energy business. This would add significantly to our upstream position and provide us with a long term hedge against volatile wholesale power prices, with access to power where the price is not impacted by the cost of oil and gas, and an opportunity to grow through new build nuclear construction in the UK.

The proceeds from the successful £2.16 billion Rights Issue towards the end of the year provide us with the capital required to complete the British Energy transaction and make further material progress in increasing the upstream asset base and reducing risk.

On our fourth priority, to build on our growth platforms, the financial results in the year show real progress. In British Gas Business and British Gas Services we grew revenue, operating profit and customer numbers, while delivering ongoing cost efficiencies. In North America we faced a difficult economic environment. However here too we increased customer numbers and delivered a strong financial result, partially due to favourable exchange rate movements. Our acquisition in June of Strategic Energy doubled the size of our Commercial and Industrial (C&I) energy supply business and made us the third largest commercial supplier of power in the US. In Europe in January 2009 we completed the acquisition of an additional 25.5% of SPE, giving us a valuable controlling stake of 51%.

In summary, following a record 2007, the financial performance in 2008 was good despite a much harsher environment. We made strong progress against the strategic priorities we set out at the start of 2007. Whilst the overall economic climate in 2009 is clearly very challenging, the strong operational and structural progress we have made over the last two years has strengthened the Group and positioned us to move on to the next phase in our development.

Business outlook

We have built a much stronger business over the last two years but the landscape is constantly changing, possibly more rapidly than ever before. Much of this change has been precipitated by volatile energy prices and the global financial crisis, but customer attitudes towards energy supply and climate change, and the changing size and shape of our competitors are also factors. This shift presents challenges and opportunities for Centrica. The strategic priorities which have been setting our agenda over the last two years continue to do so. Going forward we will adjust our emphasis on some of these priorities to ensure that we address the risks and deliver maximum returns from the opportunities presented.

On our first priority, to transform British Gas, we have created a strong foundation here over the last two years and now is the time to take British Gas to the next stage of its evolution. Building on our

already strong brand in the UK we are seeking to deepen the customer relationship by combining the energy and services propositions. This will offset the gradual decline over time in the use of gas by consumers in the UK as we move to a lower carbon economy, and take full advantage of the increasing demand for energy-efficient products and services. To best achieve this we will combine British Gas Residential, British Gas Business and British Gas Services into a single customer-focused organisation. This will enable us to launch new bundled products under the British Gas brand, products that customers want, to increase customer loyalty and benefit from the efficiencies which this structure offers, and to target even more efficiently the substantial support we already provide for our vulnerable customers. Phil Bentley, the current Managing Director of British Gas Energy, will run this new organisation. Chris Weston, current Managing Director of British Gas Services, will takeover leadership of the Direct Energy business from Deryk King in July 2009.

On our second priority, to sharpen the organisation and reduce costs, we have a strong leadership team in place and improved capital allocation, risk management and cost control processes, which will enable us to drive superior financial and operational performance. Going forward, we consider operating cost advantage to be a key competitive differentiator for Centrica and we will be relentless in the pursuit of further cost reductions, while enabling growth across the business.

On our third priority, to reduce risk through increased integration, we will place greater focus on power generation as part of the overall upstream hedge to reduce the exposure to the increasing volatility in power prices and spreads. Here we will seek to cover an increasing amount of our UK demand load and to grow and better align our generation mix with that of our competitors and the wider market. As part of this, our discussions with EDF, regarding us potentially acquiring 25% of British Energy are continuing. We will also pursue external financing to allow us to develop and build on our wind farm pipeline and additional options to grow the size of our conventional gas fleet.

We are continuing to push ahead on reducing our exposure to the short-term volatility in wholesale gas prices by acquiring additional gas assets and striking gas contracts. In pursuing this we will focus most of our asset acquisition activity on the UK and Norwegian sectors of the North Sea while also continuing to evaluate Liquefied Natural Gas (LNG) opportunities. Building closer relationships with National Oil Companies, to secure competitive long-term sources of gas for our customers, remains firmly on the agenda.

On our fourth priority, to build on our growth platforms, the reorganisation in British Gas provides us with an opportunity to increase the overall value of our customer base by expanding the overlap between our energy and services businesses through bundled offerings under a single brand. In North America we will also integrate further by building on the platform we have already established and tightening the focus on key geographies. In doing this we will establish a centralised service platform which enables us to compete more efficiently. With better focus will come a greater degree of integration, primarily through the selective acquisition and construction of gas and power assets, to provide growth opportunities and support for the retail businesses.

This agenda maintains a consistent direction and builds on the progress we have made so far. We expect to invest over £15 billion by 2020 in offshore wind, nuclear generation, gas production and gas storage. These investments, coupled with an increasing demand for energy efficiency products and services among our residential and business customers, will lead to the creation of around 1,500 new skilled, mainly "green-collar" jobs in the next year.

2009 outlook

2009 has started well for the energy supply businesses, with the favourable combination of higher demand due to cold weather and a lower prompt gas price. Upstream the falling gas price is having a negative impact on gas production and storage, and lower spark spreads are impacting the power generation business. This is partially offset by lower underlying losses in the legacy industrial and commercial gas contracts; and we have terminated one of the more heavily loss making contracts which will also help the reported result here.

Even with the weakening economic outlook, we continue to expect good profit growth in British Gas Business, British Gas Services and Direct Energy, and reported results from the latter will also be helped by sterling's weakness. In Europe the actions we have taken will stem the losses at Oxxio.

SPE, which we are now consolidating, will benefit from the agreement of the first tranche of Pax Electrica 2 (PE2). Although our strong cash position provides us with substantial headroom for investment, in the short term low interest rates mean that it is a drag on earnings, and the precise timing of our investments could have a material influence on Group earnings in the year.

The outlook for the global economy remains very challenging and in the UK 2009 could be particularly difficult for many of our customers, both residential and commercial. We will continue to place our customers' needs at the forefront of our agenda, alongside our determination to deliver increasing long-term value for our shareholders.

Sam Laidlaw,
Chief Executive,
26 February 2009

Group Financial Review

Group revenue from continuing operations was up 31% at £21.3 billion (2007: £16.3 billion). Revenue in our UK upstream and downstream businesses increased, with higher commodity prices reflected in higher achieved prices upstream, and higher retail prices downstream. There was underlying growth in North America, particularly in the commercial and industrial supply business, and this was also aided by favourable exchange rates.

Group operating profit* from continuing operations was broadly flat at £1,942 million (2007: £1,949 million). Increases in gas production and development due to higher volumes and selling prices were offset by reductions in the industrial and commercial segment of Centrica Energy and British Gas Residential due to higher wholesale input prices.

Group profit* on a continuing basis was down 20% to £904 million (2007: £1,123 million). The reduction in earnings* resulted primarily from a higher tax charge of £1,027 million (2007: £753 million). This increase reflected the change in mix of profits, with an increase in highly taxed gas production profit, and the lack of immediate tax relief on the losses incurred in Oxxio, offset by a £55 million deferred tax credit resulting from a change in legislation relating to the availability of tax relief for upstream decommissioning costs. The resultant effective tax rate for the group was 53% (2007: 40%). Net interest payments were at £11 million (2007: £73 million), reflecting the relatively low level of net debt during the year.

The statutory loss for the year was £144 million (2007: profit of £1,507 million). The reconciling items between adjusted Group profit* and the statutory loss are related to exceptional items and certain re-measurements as explained below.

Group operating cash flow before movements in working capital was down from £2,494 million in 2007 to £2,397 million. After working capital adjustments, operational interest, tax and cash flows associated with exceptional charges in prior years, this stood at £297 million (2007: £2,357 million). This decrease in operating cash flow is primarily due to an outflow of cash collateral associated with margining agreements, an increase in cash taxes paid, and increased working capital that resulted from the higher retail prices.

The net cash outflow from investing activities increased to £1,122 million (2007: £964 million). This included expenditure on the new Langage power station in Devon, and on completing the Lynn and Inner Dowsing windfarm, as well as the acquisitions of Strategic Energy in the US, the Caythorpe onshore storage opportunity and the gas assets in the Heimdal area of the North Sea.

There was a net cash inflow from financing activities of £2,603 million (2007: outflow of £888 million). This net cash inflow resulted primarily from the £2.16 billion Rights Issue described in notes 5 and 14 and bond issues detailed in note 13.

The Group's net debt level at 31 December 2008 was £511 million (2007: £795 million). This reflected the cash movements described above together with the increase in the sterling value of our foreign currency debt, as sterling fell against both the US dollar and the euro.

During the year net assets increased to £4,386 million from £3,382 million as at 31 December 2007. The increase was primarily due to the impact of the Rights Issue, partially offset by non-cash negative movements in the mark-to-market value of hedging derivatives and actuarial losses on our pension schemes.

Exceptional items and certain re-measurements

In our business we enter into a portfolio of forward energy contracts which include buying substantial quantities of commodity to meet the future needs of our customers. A number of these arrangements are considered to be derivative financial instruments and are required to be fair-valued under IAS 39. Fair valuing means that we apply the prevailing forward market prices to these contracts. The Group has shown the fair value adjustments separately as certain re-measurements as they are unrealised and non-cash in nature. The profits* arising from the physical purchase and sale of commodities during the year, which reflect the prices in the underlying contracts, are not impacted by these re-measurements.

The statutory results include charges to operating profit relating to these re-measurements of £1,415 million (2007: net credit of £235 million), primarily from marking-to-market some contracts relating to our energy procurement activities. As gas and power were delivered under these contracts, net out-of-the-money mark-to-market positions were unwound generating a net credit to the Income Statement in the period of £10 million (2007: net credit of £352 million). As forward prices decreased in the second half of the year the portfolio of contracts fair valued under IAS 39 reported a net charge on revaluation of £1,421 million (2007: charge of £104 million). The remaining charge of £4 million (2007: charge of £13 million) reflects positions relating to cross-border capacity and storage contracts.

The net loss of £1,415 million on the re-measurement of energy contracts largely represents unrealised mark-to-market loss created by gas and power purchase contracts which are priced above the current wholesale market value of energy. This loss is calculated with reference to forward energy prices and therefore the extent of the overall economic profit or loss arising over the life of these contracts is uncertain and is entirely dependent upon the level of future wholesale energy prices.

Exceptional charges of £67 million were incurred relating to Oxxio, our business in The Netherlands. £45 million of this was an impairment charge to write down the carrying value of the goodwill that arose upon acquisition of Oxxio. The goodwill has been assessed as having a lower value as a result of lower expectations for future growth in customer numbers and for future margins due to the structure of the competitive market in The Netherlands. The remaining £22 million of the exceptional charge is a write down of a receivable relating to historic overpayments of energy revenue tax by Oxxio. Uncertainty as to the timing and amount of the recovery of this receivable make it no longer appropriate to recognise the receivable as an asset.

Business combinations and capital expenditure

During the year, in Canada we acquired Rockyview Energy and 100% of the Canadian gas assets of TransGlobe Energy, and in the US we acquired Strategic Energy, an electricity supplier. We also acquired interests in gas and oil assets in the Heimdal area of the North Sea and Caythorpe, a depleted onshore gas field that will be converted to a gas storage facility, along with a number of smaller acquisitions for total cash consideration of £395 million as explained in note 18.

Details of capital expenditure are provided in note 6(e) of the Financial Statements.

Principal risks and uncertainties

The Group's risk management process remains unchanged from 31 December 2007. A description of the impact of the volatility in wholesale commodity prices and the weakness of credit markets on financial risk management is provided in note 4 to the Financial Statements.

Capital Management

During the year, the Group raised proceeds of approximately £2.16 billion through a three for eight Rights Issue of new ordinary shares at 160 pence per share. £750 million was raised from the sterling bond market in September 2008, with tranches maturing in 2018 and 2033, and €750 million was raised from the euro market in November 2008, in a single tranche maturing in 2013. Including bond issuance and new loans raised in the early part of 2009, we have raised over £4 billion of new debt and equity capital in the last six months. This puts us in a strong position to fund new investments and to maintain sufficient liquidity headroom to handle the significant swings in margin cash and working capital that result from volatile commodity prices.

Further details on the Group's capital management are provided in note 5 to the Financial Statements.

Related party transactions

Related party transactions are described in note 20 to the Financial Statements.

Events after the balance sheet date

On 20 January 2009, the Group completed the acquisition of 50% of the issued share capital of Segebel SA for cash consideration of €515 million (£477 million) plus transaction costs, bringing the Group's total ownership interest in Segebel SA to 100%. Further consideration of up to €105 million (£97 million) is payable, of which €70 million (£65 million) is expected to be paid in March 2009. This transaction results in the Group acquiring a controlling interest in Segebel SA which, in turn, holds a controlling stake of 51% in SPE SA, a Belgian energy company. As such, this transaction also results in the Group obtaining a controlling interest in SPE SA which will therefore be consolidated as a subsidiary in the Group's accounts. Details of this acquisition are provided in note 21 to the Financial Statements.

Operating Review

BRITISH GAS RESIDENTIAL

British Gas Residential delivered a good financial performance during a year of unprecedented volatility in commodity prices. Wholesale gas prices peaked in September, having doubled over the previous 12 months, before falling over the balance of the year.

The rapid rise in wholesale energy prices during the first half of the year required price rises to customers in January and July in order to maintain reasonable profitability. Although there was a short term increase in customer churn, sales of energy accounts remained high, with our Fixed Price 2011 proposition proving particularly popular in the third quarter of the year. At the end of 2008 we were serving 15.6 million accounts, of which 3.6 million had the reassurance of a fixed price product. In January 2009, as a result of a recent fall in wholesale energy prices and with energy bought at high prices in 2008 being partially used up, we announced a reduction of 10% in our standard gas tariffs and the introduction of a prompt payment discount for our credit customers.

The reorganisation of our business around customers and their needs is also having a positive impact. As a result of efficiency savings made through the focus on these lines of business we announced a reduction in the standard retail tariff for prepayment customers in November. This made us the first supplier to comply with the key recommendations of the Ofgem probe, published in October.

British Gas also continued to demonstrate industry leadership in supporting those customers less able to pay their fuel bills. Energy suppliers reached a voluntary agreement with Government in April 2008 to increase their collective spend on social programmes. British Gas has the largest commitment of all suppliers, £34 million during 2008/9, and with over 500,000 customers on our Essentials tariff, the UK's largest social tariff, we will spend more than double this amount to support our customers most vulnerable or in-need.

In July we launched our priority response product in conjunction with British Gas Services, Dual Fuel

Extra. This gives around 500,000 of our highest consuming energy customers' access to our priority response emergency central heating breakdown product. Early analysis indicates that this is increasing the loyalty of this group of customers.

Compared to 2007 the volume of incoming calls was 22% lower, reflecting improved internal processes and increased resolution of customer queries during the first contact which has reduced the level of repeat calls. These improvements also resulted in our share of Ombudsman's complaints falling to 25%, lower than our overall energy market share. After the price rise announced in July there was a temporary deterioration in our average speed to answer telephone calls. However by December these were back down to levels seen earlier in 2008.

Revenue in the year was up by 20% to £7,769 million (2007: £6,457 million) as a result of the effect of higher average selling prices during the period, which were partially offset by slightly lower customer numbers.

Operating profit* however was down by 34% to £379 million (2007: £571 million) as the exceptional result delivered in the first half of 2007 was not repeated. This translated to a 4.9% margin (2007: 8.8%) and profit was reasonably even across the two halves of the year. Commodity costs increased year on year by 43% to £4,799 million (2007: £3,352 million) and there were also increases in transmission and metering costs of 7% to £1,862 million (2007: £1,734 million). The Carbon Emissions Reduction Target (CERT) replaced the Energy Efficiency Commitment (EEC) in April, doubling the obligation on UK energy suppliers. In September the Government announced its intention to expand the industry CERT target by a further 20% bringing the overall three year target to £3.4 billion, and also announced the Community Energy Saving Programme (CESP), aimed at both suppliers and generators, which is expected to cost the industry £350 million over the next three years.

Operating costs fell by 9% to £729 million (2007: £800 million). Savings were made in our sales and support functions and in our call centres following lower incoming call volume. Net charges for bad debts were broadly unchanged as credits resulting from progress made in our debt collection processes and the ongoing improvements in the billing system allowed us to offset an underlying increase in bad debt costs. However, given the current economic pressures facing our customers and the higher retail tariffs, we expect our bad debt charge to increase in 2009.

British Gas Residential

For the year ended 31 December	FY 2008	FY 2007	^%	H2 2008	H2 2007	^%
Customer numbers (period end):						
Gas ('000)	**9,508**	10,018	(5)	9,508	10,018	(5)
Electricity ('000)	**6,062**	6,019	0.7	6,062	6,019	0.7
Total ('000)	**15,570**	16,037	(2.9)	15,570	16,037	(2.9)
Estimated market share (%):						
Gas	**43.5**	46.4	(2.9) ppts	43.5	46.4	(2.9) ppts
Electricity	**22.2**	22.4	(0.2) ppts	22.2	22.4	(0.2) ppts
Average consumption:						
Gas (therms)	**547**	541	1.1	234	248	(6)
Electricity (kWh)	**3,957**	3,945	0.3	1,964	1,990	(1.3)
Total consumption:						
Gas (mmth)	**5,345**	5,443	(1.8)	2,226	2,477	(10)
Electricity (GWh)	**23,880**	23,001	3.8	11,839	11,765	0.6
Revenue (£m):						
Gas	**5,211**	4,296	21	2,606	1,849	41
Electricity	**2,558**	2,161	18	1,340	1,111	21
Total	**7,769**	6,457	20	3,946	2,960	33
Commodity costs (£m):	**4,799**	3,352	43	2,484	1,698	46
Transmission and metering costs						

(£m):						
Gas	**1,264**	1,193	6	600	564	6
Electricity	**598**	541	11	298	273	9
Total	**1,862**	1,734	7	898	837	7
Operating costs (£m):	**729**	800	(9)	351	387	(9)
Operating profit (£m)*	**379**	571	**(34)**	**213**	**38**	**461**
Operating margin (%)	**4.9**	8.8	(3.9) ppts	5.4	1.3	4.1 ppts

BRITISH GAS BUSINESS

Despite challenging wholesale energy market conditions British Gas Business delivered a very strong financial result and continued to grow its overall customer base. By the end of 2008 we were supplying over one million customer supply points. This included the addition of two small customer blocks. In October we successfully tendered for 37,000 SME electricity accounts, of which 26,000 had been retained at the year end, as part of Ofgem's supplier of last resort process, following the collapse of E4B. In November we added a further 39,000 electricity accounts through the acquisition for £3.5 million of BizzEnergy's customer base from the administrators of this privately owned energy supplier. In October we also announced the acquisition of BMSi, which increases our presence in the UK's expanding commercial energy-related services market.

Revenue for the year was up by 26% to £3,063 million (2007: £2,431 million), reflecting tariff increases and higher contract renewal rates following the increases experienced in wholesale input energy costs, combined with higher average customer numbers and increased consumption in both gas and power.

Service levels across the business remain high. First time resolution of customer queries continued to improve, resulting in fewer repeat calls and higher satisfaction levels across the commercial customer base. Customer retention in both larger commercial and SME customers also remained high. For the fourth year running British Gas Business was recognised as one of the UK's Top 50 "Best Workplaces" by the Financial Times.

Operating profit* for the year increased by 19% to £143 million (2007: £120 million). This was due to the maintenance of our gross margins and the identification of further operating cost efficiencies, including the renegotiation of our commercial broker fee structure. As a result our operating costs as a percentage of gross margin decreased to 62% (2007: 72%).

British Gas Business

For the year ended 31 December	**FY 2008**	FY 2007	^%	H2 2008	H2 2007	^%
Customer supply points (period end):						
Gas ('000)	**415**	412	0.7	415	412	0.7
Electricity ('000)	**624**	542	15	624	542	15
Total ('000)	**1,039**	954	9	1,039	954	9
Average consumption:						
Gas (therms)	**3,833**	3,729	2.8	1,604	1,602	0.1
Electricity (kWh)	**33,771**	32,644	3.5	16,976	16,750	1.3
Total consumption:						
Gas (mmth)	**1,585**	1,524	4.0	667	665	0.3
Electricity (GWh)	**19,051**	17,356	10	9,882	9,056	9
Revenue (£m):						
Gas	**1,288**	1,037	24	613	441	39
Electricity	**1,775**	1,394	27	1,006	723	39
Total	**3,063**	2,431	26	1,619	1,164	39
Transmission and metering costs (£m):						
Gas	**224**	186	20	115	96	20

Electricity	345	298	16	184	156	18
Total	569	484	18	299	252	19
Operating profit (£m)*	143	120	19	88	72	22
Operating margin (%)	4.7	4.9	(0.2) ppts	5.4	6.2	(0.8) ppts

BRITISH GAS SERVICES

British Gas Services delivered a strong overall performance in 2008 as we continued to reinforce and grow the business through high levels of customer service and a greater contribution from the growing range of products beyond the original central heating care range.

Revenue was up by 5% at £1,349 million (2007: £1,279 million) with particularly strong customer growth in our Plumbing and Drains and Home Electrical Care products, up by 6% and 11% respectively. By the end of the year we had increased the total number of customer product relationships by 5% to 8.1 million (2007: 7.6 million).

Our continued investment and commitment to high levels of customer service remained key to this growth. The overall level of service at our call centres and customer retention rates across most of our product range remained above prior year levels and the effectiveness of our engineers also improved. We introduced a new self-service online facility for our customers to book their annual service visits, and uptake to date has been encouraging. Service levels at our new National Distribution Centre (NDC), which underpins our overnight parts delivery commitment, have been high at 99%.

During the year we extended our range of services with the introduction of new insurance-based products that provide cover for water supply pipes and more general home emergencies. By December we had sold over 130,000 of these products. Our performance in the on-demand market remains strong, with over 65% of these customers subsequently converting to a contractual product. We also supported the launch of a bundled product, Dual Fuel Extra, in conjunction with British Gas Residential, which should enable us to deepen our relationship with those customers most valuable to British Gas.

Despite worsening economic conditions our Central Heating Installations business maintained activity at near 2007 levels, with 111,000 installations. Following the restructuring of this business and a major operation to minimise overheads and supply costs we improved operating profit substantially.

Overall operating profit* increased by 29% to £195 million (2007: £151 million), reflecting the continued strong growth of our higher margin secondary care products, improved efficiency and cost reductions across the business. Over the year targeted initiatives delivered £25 million of cost reductions. Operating costs as a percentage of gross margin decreased to 69% (2007: 74%) and the operating margin percentage rose to 14.5% (2007: 11.8%).

British Gas Services

For the year ended 31 December	FY 2008	FY 2007	^%	H2 2008	H2 2007	^%
Customer product holdings (period end):						
Central heating service contracts ('000)	**4,571**	4,525	1.0	4,571	4,525	1.0
Kitchen appliances care (no. of customers) ('000)	**413**	414	(0.2)	413	414	(0.2)
Plumbing and drains care ('000)	**1,630**	1,536	6	1,630	1,536	6
Home electrical care ('000)	**1,305**	1,173	11	1,305	1,173	11
Insurance contracts ('000)	**133**	0	nm	133	0	nm
Total holdings ('000)	**8,052**	7,648	5	8,052	7,648	5
Central heating installations ('000)	**111**	113	(1.8)	57	58	(1.7)
Revenue (£m):						

Central heating service contracts	**736**	688	7	376	352	7
Central heating installations	**351**	348	0.9	177	187	(5)
Other	**262**	243	8	132	124	6
Total	**1,349**	1,279	5	685	663	3.3
Engineering staff employed	**9,500**	9,209	3.2	9,500	9,209	3.2
Operating profit (£m)*	**195**	**151**	**29**	**110**	**88**	**25**
Operating margin (%)	**14.5**	11.8	2.7 ppts	16.1	13.3	2.8 ppts

CENTRICA ENERGY

Centrica Energy delivered a strong financial performance in 2008, during a year when the average UK month ahead gas price was at a record high of 61.4 pence per therm (p/th), more than double that experienced during 2007.

Gas production and development

Operating profit* in the gas production business increased to £1,164 million from £429 million in 2007. This performance was driven by an increase in overall hydrocarbon production volumes and higher achieved average sales prices. Gas sales volumes increased by 7% to 2,418 million therms (mmth) (2007: 2,260mmth) as we benefited from consistent Morecambe production and an increased contribution from the Rose and Statfjord fields. In total hydrocarbon volumes increased by 8% to 46.8 million barrels of oil equivalent (mmboe) (2007: 43.3mmboe). Due to the higher wholesale market gas price the average gas selling price achieved rose to 59.1p/th (2007: 30.4p/th). Volume related production costs increased broadly in line with production levels. Other production costs increased more rapidly due to the greater level of exploration and seismic activity and increased field operating costs, driven by the impact of recent acquisitions and industry cost inflation.

During the year we built on our existing asset base, announcing several additional equity investments in both UK continental shelf and Norwegian shelf assets. In March we increased our equity holding in the Grove and Seven Seas fields, acquired in 2007, to 92.5% and 90% at a cost of £36 million. After further development we expect to recognise around 32 billion cubic feet equivalent (bcfe) of reserves. In October we completed the acquisition of the Norwegian gas assets held by Marathon in the Heimdal area of the Norwegian North Sea for net consideration of £162 million. An additional investment of £125 million is expected to be required in order to recognise the total reserve potential of 154bcfe over the next four years. In December we announced an agreement to acquire an additional 66.67% equity holding in the UK portion of the Peik field for £20 million. Asset pre-emption rights and approvals were cleared in January 2009 and after further capital investment of around £140 million we expect to recognise 72bcfe of reserves.

As part of our ongoing capital investment programme we spent £108 million in 2008 on our existing gas asset portfolio and also approved significant additional development plans at an aggregate cost of over £200 million over the next three years. These include development at the Grove field where commercial gas was delivered from the first of a four well programme during the fourth quarter of 2008 and the second well was successfully tested during January 2009. Our success in this highly complex procedure underlined the growing skill base which exists within Centrica in this environment. Drilling of the remaining two wells will continue during the first half of 2009. Further programmes during 2009 include the sanctioned development of the Seven Seas field, and the Babbage field where we have a 13% interest. In total we have recognised an additional 105bcfe of proven and probable reserves as a result of our UK acquisitions and developments.

During the year we also invested £43 million in our focused exploration programme. This included producing new seismic imaging around both the Morecambe Bay area and our licence blocks in Norway and Nigeria.

Power generation

The power generation segment delivered an operating profit* for the year of £7 million (2007: £46 million). Overall the financial performance of the fleet was held back by a forward sales contract which

expires at the end of the first quarter of 2009, and unplanned outages at the South Humber Bank, Peterborough and Spalding power stations. This restricted our ability to capture higher market spark spreads during a period when the system supply margins remained tight.

Operationally, despite these outages, the average load factor across our conventional gas-fired power stations increased to 65% (2007: 55%) and the total power generated from our power portfolio rose to 23.4 terawatt hours (TWh) (2007: 19.8TWh).

By the end of the year we had completed the major construction work at the 180 megawatt (MW) Lynn and Inner Dowsing offshore wind farms, where five of the six arrays are now exporting directly to the National Grid. We expect to be exporting from the final array in the first quarter of 2009, following a repair to the subsea cable. The successful in-house delivery of this project illustrates our ability to manage and derive value from large scale complex engineering projects in this area.

In October we gained Government approval for the proposed 250MW offshore wind farm project off the Lincolnshire coast and are now evaluating tenders to confirm the project economics before making any further investment decisions. We also commenced a process to assess the potential for refinancing a portion of the current asset base and establishing joint venture partnerships going forward.

The 885MW Langage gas-fired station project, the UK's first major power station development for almost five years, remains on budget. We now expect the plant to commence full commercial operation towards the end of 2009.

Industrial and commercial

This segment reported an operating loss* of £329 million (2007: £179 million operating profit*). The higher gas price environment experienced during 2008 resulted in input costs for these contracts increasing materially, while the index-linked pricing mechanisms also restricted the upward movement in the sales prices achieved. Despite a softening of gas prices during the fourth quarter of the year customer demand remained high, with volumes sold for the year increasing by 10% to 2,493mmth (2007: 2,260mmth).

Energy procurement

During the year we continued to seek gas supply contracts to diversify the price indexation and further build the contractual hedge position in Centrica. We successfully re-indexed an existing contract and also negotiated additional medium term supply contracts; in total around 4 billion cubic meters (bcm) of gas per annum.

In November we commissioned our liquefied natural gas (LNG) import capacity at the Isle of Grain with a Q-flex tanker delivering approximately 193,000 cubic metres of LNG. This was the largest LNG tanker ever to be landed in the UK. Our annual import capacity of 3.4bcm positions us well for the increasing availability of LNG supply.

Accord trading

Accord delivered a strong operating profit* of £37 million, up significantly on the prior year (2007: £9 million), during an extremely volatile period for wholesale energy prices.

Centrica Energy

For the year ended 31 December	FY 2008	FY 2007	^%	H2 2008	H2 2007	^%
Gas production						
Gas production volumes (mmth)						
Morecambe	**1,716**	1,574	9	696	832	(16)

Other	**702**	686	2.3	309	374	(17)
Total	**2,418**	2,260	7	1,005	1,206	(17)
Average gas sales price (p/therm)	**59.1**	30.4	94	67.8	36.5	86
Oil and condensate production volumes (Mboe)	**6.5**	5.6	16	3.2	2.6	23
Average oil and condensate sales price (£/boe)	**45.0**	33.3	35	46.6	33.6	39
Revenue (£m)	**1,784**	923	93	859	557	54
External revenue (£m)	**466**	299	56	229	162	41
Operating costs (£m)						
Volume related production costs	**325**	291	12	144	163	(12)
Other production costs	**295**	203	45	189	88	115
Total	**620**	494	26	333	251	33
Operating profit (£m)*	**1,164**	429	171	526	306	72
Power generation						
Power generated (GWh)	**23,366**	19,845	18	11,830	8,122	46
Operating profit / (loss) (£m)*	**7**	46	(85)	12	(1)	nm
Industrial and commercial						
External sales volumes (mmth)	**2,493**	2,260	10	1,150	1,202	(4.3)
Average sales price (p/therm)	**41.6**	35.7	17	43.7	35.3	24
External revenue (£m)	**1,036**	838	24	511	443	15
Operating (loss) / profit (£m)*	**(329)**	179	nm	(173)	31	nm
Accord						
Operating profit (£m)*	**37**	9	311	10	(10)	nm
Centrica Energy operating profit (£m)*	**879**	**663**	**33**	**375**	**326**	**15**

CENTRICA STORAGE

Centrica Storage delivered a good financial performance in the year, against a backdrop of narrower year-on-year summer/winter gas price spreads. As a result of these narrower spreads, revenue in the period was down 14% to £280 million (2007: £327 million) primarily driven by a lower achieved SBU price of 43.8p (2007: 57.4p). This was partially offset by additional revenue of £26 million generated from the sale of cushion gas in the last quarter of the year, although this did result in lower additional space sales and fewer gas optimisation opportunities. As a result of this lower revenue and an increased cost of fuel gas, operating profit* fell by 19% to £195 million (2007: £240 million).

Operationally the Rough field performed strongly in 2008, with injection and production availability of 99%. In the first half of the year we upgraded the two offshore compression trains for the field which enhanced injection rates. Since completing the acquisition in 2003 the continued investment has enabled us to create the financial equivalent of more than 80 million additional SBU sales in 2008. During the year the Easington terminal passed five years without a lost time incident and Centrica Storage's overall accident rate of below one lost time incident per million man hours compares very favourably with industry benchmarks.

In July approval was granted by Ofgem to modify the standard storage contract to include pre-paid entry capacity rights. Centrica Storage now offers a range of products that give customers the choice of day ahead or within day withdrawal nominations as well as a choice of trading point and firmness.

During the year Centrica Storage also announced its involvement in two major new build storage projects. In March we announced the proposed conversion of the Bains Gas Field into a gas storage facility, with a potential capacity of up to 20bcf. In September we acquired Caythorpe Gas Storage Limited, which has planning permission to convert the onshore Caythorpe gas field to a gas storage facility, with a capacity of up to 7.5bcf. If completed, both of these projects would become operational by the winter of 2011/12, and will provide increased levels of flexibility, optionality and security through a multi-asset model.

Centrica Storage

For the year ended 31 December	FY 2008	FY 2007	Δ%	H2 2008	H2 2007	Δ%
Average SBU price (calendar year) pence	**43.8**	57.4	(24)	38.8	53.4	(27)
Revenue (£m)						
Standard SBUs	**199**	261	(24)	89	122	(27)
Extra space	**20**	28	(29)	11	11	0
Optimisation	**1**	11	(91)	3	8	(63)
Cushion Gas sales	**26**	0	nm	23	0	nm
Other	**34**	27	26	15	15	0
Total^	**280**	327	(14)	141	156	(10)
External turnover (£m)^	**221**	270	(18)	101	130	(22)
Cost of gas (£m)^	**22**	11	100	11	7	57
Operating profit (£m)*	**195**	**240**	**(19)**	**102**	**112**	**(9)**

^ restated to net off gas sales and purchases made as a result of optimisation activity

DIRECT ENERGY

Direct Energy delivered a strong set of results in 2008 despite a difficult economic and commodity environment. Revenue in the year was up 46% at £5,824 million (2007: £3,992 million), mainly as a result of the acquisition of Strategic Energy, greater activity in wholesale auctions, higher selling prices in retail energy, and the positive impact of the stronger US and Canadian currencies. Operating profit* was up 15% at £215 million (2007: £187 million), and was up by 4% on a constant currency basis as growth in the commercial and industrial business more than offset negatives in home and business services.

Mass markets energy

Mass markets energy delivered a good performance given the tough market conditions. In Canada customer numbers grew by 3% as we gained market share in Alberta where we have now switched 250,000 customer accounts from the regulated tariff to competitive products, and operating margins expanded in both Ontario and Alberta.

In the US North East customer numbers grew by 20% to more than 400,000 as we continued to grow our gas and power businesses in New York and increased our market share in Ohio and in Connecticut. We also benefited from an unusual combination of high demand and low wholesale gas prices in the cold weather during the latter part of the year, which resulted in stronger profits* during this time.

Texas customer numbers fell by 4% in the year and total demand dropped by over 15% as benign weather and conservation efforts by customers in the face of higher prices impacted average consumption per customer. An increase in Texas retail prices in June, and more stable commodity costs in the second half of the year resulted in improved performance compared to the first half, although the fall in competitor tariffs put pressure on the Texas business towards the end of the year and forced us to reduce prices early in 2009. Texas was also adversely impacted by two one-off issues. During the second quarter transmission congestion caused spikes in intra-day electricity balancing costs and in September Hurricane Ike damaged Houston's power infrastructure, causing a temporary but sharp reduction in demand. Despite these issues, Texas delivered operating margins of 9% in 2008.

Revenue for the year was up 9% to £2,652 million (2007: £2,437 million) and operating profit* grew 11% to £137 million (2007: £123 million). On a constant currency basis both revenue and operating profit* were broadly flat.

Commercial and industrial energy

Electricity sales in the year were almost double those in 2007, primarily as a result of the Strategic Energy acquisition and supported by organic growth in the existing businesses. Together with higher contract prices, and the favourable exchange rate, this resulted in revenue more than doubling to £2,015 million (2007: £978 million). On a constant currency basis revenue was up 88%. We now

supply over 200,000 meter points, which positions us as the third largest C&I energy supplier in North America.

In the second half integration costs for Strategic Energy cancelled out the synergy benefits. However the integration is now largely complete and we are on target to exceed the US$15 million of annual cost synergies announced at the time of the acquisition. As some of our competitors struggled in the tighter credit environment we also made significant progress in the second half in expanding margins to recover the higher cost of credit support. As a result operating profit* for this business was up substantially year-on-year at £11 million (2007: £1 million).

Home and business services

It was a difficult year for our services business, as the severe slowdown in US housing construction, which was 35% down on 2007, had a material impact on the US business. Our level of installations of equipment in new homes in the US fell by 13% and our backlog of sales awaiting installation fell by 25%. In response we cut costs sharply and continued to increase our emphasis on protection products, where customer numbers increased by 11%.

In Canada our customer base for protection products increased by 5%, mainly due to strong sales of total home protection plans.

Revenue was slightly up by 7% at £375 million, (2007: £351 million) and operating profit* was marginally down year on year at £16 million (2007: £17 million). On a constant currency basis revenue was down 1% and profit was down 20%.

Upstream and wholesale energy

Overall operating profit* was up 11% year-on-year at £51 million (2007: £46 million) and on a constant currency basis was up 2%. This small underlying increase reflected higher upstream gas profits offset by a reduction in power margins.

Natural gas production volumes increased by 23% to 365mmth (2007: 297mmth) following rapid development of current reserves and the acquisitions of Rockyview Energy and the Canadian assets of Transglobe Energy earlier in the year. The business also benefited in the first half from high gas prices on the portion of sales not forward sold, but on the current forward curve faces lower prices on open volumes in 2009.

Our Texas power stations were affected by increasing capacity margins and lower spark spreads, which occasionally made it more economic to purchase power than to generate it. Together with a two week unplanned outage at our Bastrop plant, this caused power generation volumes to drop by 7% to 4.7TWh (2007: 5.1TWh). We also encountered transmission congestion in West Texas which reduced power prices at times to very low levels, adversely impacting the profitability of our wind power purchase agreements.

Direct Energy

For the year ended 31 December	FY 2008	FY 2007	Δ%	H2 2008	H2 2007	Δ%
Mass Markets						
Customer numbers (period end) ('000)	**3,092**	3,005	2.9	3,092	3,005	2.9
Revenue (£m)	**2,652**	2,437	9	1,281	1,098	17
Operating profit (£m)*	**137**	123	11	76	35	117
Operating margin (%)	**5.2**	5.0	0.2 ppts	5.9	3.2	2.7 ppts
Commercial and Industrial Energy						
Commercial and industrial gas sales (mmth)	**603**	627	(3.8)	241	271	(11)
Commercial and industrial electricity sales (GWh)	**27,411**	13,925	97	18,183	7,372	147
Revenue (£m)	**2,015**	978	106	1,303	495	163

Operating profit (£m)*	**11**	1	1,000	3	2	50
Operating margin (%)	**0.5**	0.1	0.4 ppts	0.2	0.4	(0.2) ppts
Home and Business Services						
Customer numbers (period end) ('000)	**2,140**	2,033	5	2,140	2,033	5
Revenue (£m)	**375**	351	7	207	182	14
Operating profit (£m)*	**16**	17	(6)	13	14	(7)
Operating margin (%)	**4.3**	4.8	(0.5) ppts	6.3	7.7	(1.4) ppts
Upstream and Wholesale Energy						
Gas production volumes (mmth)	**365**	297	23	182	147	24
Power generated (GWh)	**4,688**	5,053	(7)	2,342	2,504	(6)
Revenue (£m)	**782**	226	246	581	144	303
Operating profit (£m)*	**51**	46	11	32	26	23
Direct Energy turnover (£m)*	**5,824**	**3,992**	**46**	**3,372**	**1,919**	**76**
Direct Energy operating profit (£m)*	**215**	**187**	**15**	**124**	**77**	**61**
Operating margin (%)	**3.7**	4.7	(1.0) ppts	3.7	4.0	(0.3) ppts

Direct Energy **For the year ended 31 December** **£m, at constant currency**	**FY 2008**	**FY 2007^**	**Δ%**
Revenue			
Mass Markets	**2,652**	2,667	(0.6)
Commercial and Industrial Energy	**2,015**	1,073	88
Home and Business Services	**375**	380	(1.3)
Upstream and Wholesale Energy	**782**	259	202
Direct Energy turnover	**5,824**	**4,379**	33
Operating profit*			
Mass Markets	**137**	135	1.5
Commercial and Industrial Energy	**11**	2	450
Home and Business Services	**16**	20	(20)
Upstream and Wholesale Energy	**51**	50	2.0
Direct Energy operating profit*	**215**	**207**	3.9

^ restated at 2008 weighted average exchange rate

EUROPEAN ENERGY

Our European businesses experienced tough wholesale market conditions during 2008, reporting an operating loss* of £56 million (2007: operating profit* £17 million).

In Belgium, SPE continued to grow its customer base and now supplies over 1.5 million customers (2007: 1.4 million). Earnings, after tax and interest, of £8 million were in line with last year. In January 2009 we completed our acquisition from GdF of their 25.5% of SPE for an initial price of €515 million, giving us a controlling stake of 51%. On 23 February 2009 the first tranche of the PE2 agreement came into effect, giving SPE access to a further 250MW of nuclear power and triggering the payment to GdF of deferred consideration of €70 million (£65 million). Additional deferred consideration of up to €35 million is also payable, contingent upon the approval of the second tranche of PE2, under which SPE would acquire access to an additional 285MW of discounted power output.

In The Netherlands, Oxxio faced highly volatile commodity prices and struggled to compete against vertically integrated incumbent players. Customer numbers fell as a result and underlying trading results were weak. In addition, we experienced operational challenges, with the business suffering a billing backlog and overruns in procurement costs, both of which resulted in significant additional

charges within the 2008 results. The operating loss for the year was £63 million (2007: operating profit £3 million). We have taken action to address the internal issues within the business, including putting a new management team in place, and progress has now been made in improving operational performance. In light of the 2008 loss, the carrying value of the goodwill associated with Oxxio has been written down by £45 million. This has been charged as an exceptional item which totalled £67 million, the remaining £22 million being a write down of a receivable relating to historic overpayments of energy revenue tax where recovery is now uncertain.

In Spain and Germany changes during the year to the regulatory regimes were helpful to our businesses. In Spain the high voltage regulated tariff was removed allowing Centrica Energia to make further progress in this market as one of only three 100% green suppliers in the country. In Germany the restructure of the historic gas supply areas and the implementation of a new gas balancing regime were helpful.

BRITISH GAS NEW ENERGY

British Gas New Energy offers customers a range of low carbon solutions, including energy efficiency and microgeneration products and services. We also continue to deliver British Gas' regulatory obligations in energy efficiency under the CERT programme.

During 2008, we continued to expand the range of products and services that we can offer our customers. In January we acquired a minority equity stake in Ceres Power Holdings plc and entered into a development and distribution agreement. Ceres are developing a fuel cell domestic boiler which generates electricity at the same time as producing heat. In September we entered the microgeneration market though our acquisition of Solar Technologies, an installer of solar photovoltaic technology. We expect the Government to introduce a feed-in-tariff in 2010 which will strengthen this market by providing financial incentives for small scale low carbon generation.

In October we acquired Semplice Energy Ltd, a low carbon solutions company who offer consulting, design and systems integration to help businesses reduce their energy usage and use cleaner energy. We also entered into technology partnerships with Disenco, a developer of a micro combined heat and power appliance, and VPhase, a developer of energy saving products. British Gas New Energy also sought to raise awareness of energy efficiency through the successful "Green Streets" campaign, where streets in the UK competed against each other to see which could save the most energy.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Statement of Directors' Responsibilities

The Directors are responsible for preparing, in respect of each financial year, the Annual Report and Group Financial Statements. They are also responsible for ensuring that the Financial Statements give a true and fair view and that they have been properly prepared in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union. The preliminary results for the year ended 31 December 2008 have been extracted from the Annual Report and Group Financial Statements (with the exception of notes 22 to 28).

The Group Financial Statements have been prepared in accordance with the Companies Act 1985 and IFRS pursuant to Article 4 of the IAS Regulations. The Parent Company Financial Statements have been prepared in accordance with the Companies Act 1985 and United Kingdom Generally Accepted Accounting Practice.

In preparing the Financial Statements the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material

departures disclosed and explained in the Financial Statements; and

- prepare the Financial Statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the Financial Statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the Financial Statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Sam Laidlaw 26 February 2009 **CHIEF EXECUTIVE**

Nick Luff 26 February 2009 **GROUP FINANCE DIRECTOR**

Financial Statements

Group Income Statement

				2008			20((restate (ii), (
Year ended 31 December	Notes	**Results for the year before exceptional items and certain re-measurements (i) £m**	**Exceptional items and certain re-measurements (i) £m**	**Results for the year £m**	Results for the year before exceptional items and certain re-measurements (i) £m	Exceptional items and certain re-measurements (i) £m	Resu f the ye £
Continuing operations							
Group revenue [ii]	6	**21,345**	–	**21,345**	16,272	–	16,2
Cost of sales [ii]		**(17,139)**	–	**(17,139)**	(12,147)	–	(12,14
Re-measurement of energy contracts [i]	6,7	–	**(1,411)**	**(1,411)**	–	244	2
Gross profit		**4,206**	**(1,411)**	**2,795**	4,125	244	4,3
Operating costs before exceptional items		**(2,280)**	–	**(2,280)**	(2,190)	–	(2,19
Impairment of Oxxio goodwill and other assets	7	–	**(67)**	**(67)**	–	–	
Operating costs		**(2,280)**	**(67)**	**(2,347)**	(2,190)	–	(2,19

Share of profits in joint ventures and associates, net of interest and taxation (i)		16	(4)	12	14	(9)	
Group operating profit	6	**1,942**	**(1,482)**	**460**	1,949	235	2,1:
Interest income	8	**658**	**–**	**658**	258	–	2!
Interest expense	8	**(669)**	**–**	**(669)**	(331)	–	(33
Net interest expense	8	**(11)**	**–**	**(11)**	(73)	–	(7
Profit from continuing operations before taxation		**1,931**	**(1,482)**	**449**	1,876	235	2,1·
Taxation on profit from continuing operations	9	**(1,027)**	**434**	**(593)** ·	(753)	(60)	(81
Profit/(loss) from continuing operations after taxation		**904**	**(1,048)**	**(144)**	1,123	175	1,2!
Profit/(loss) from discontinued operations (i)		**–**	**–**	**–**	1	(19)	(1
Gain on disposal of discontinued operations	7	**–**	**–**	**–**	–	227	2:
Discontinued operations		**–**	**–**	**–**	1	208	2(
Profit/(loss) for the year		**904**	**(1,048)**	**(144)**	1,124	383	1,5(
Attributable to:							
Equity holders of the parent		**903**	**(1,048)**	**(145)**	1,122	383	1,5(
Minority interests		**1**	**–**	**1**	2	–	
		904	**(1,048)**	**(144)**	1,124	383	1,5(
		Pence		**Pence**	Pence		Pen(
Earnings/(loss) per ordinary share (iii)							
From continuing and							

discontinued operations:					
Basic	11		**(3.5)**		36
Adjusted basic	11	21.5		27.2	
Diluted	11		**(3.5)**		35
From continuing operations:					
Basic	11		**(3.5)**		31
Adjusted basic	11	21.5		27.2	
Diluted	11		**(3.5)**		30
Interim dividend paid per ordinary share (iii)	10		**3.47**		2.[illegible]
Final dividend proposed per ordinary share (iii)	10		**8.73**		8.[illegible]

(i) Certain re-measurements (notes 3 and 7) included within operating profit comprise re-measurement arising on energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts. Certain re-measurements included within profit from discontinued operations in 2007 comprise re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund. All other re-measurement is included within results before exceptional items and certain re-measurements.

(ii) Group revenue and cost of sales have been restated to report gas sales revenue of Centrica Storage net of cost of sales to better reflect the nature of the transactions as explained in note 3.

(iii) Earnings per ordinary share and dividend per ordinary share figures have been restated to reflect the bonus element of the Rights Issue. Details of the Rights Issue are provided in notes 5 and 14.

The notes on pages 28 to 56 form part of these Financial Statements.

Group Balance Sheet

31 December	Notes	2008 £m	2007 £m
Non-current assets			
Goodwill		**1,510**	1,074
Other intangible assets		**671**	465
Property, plant and equipment		**4,680**	3,910
Interests in joint ventures and associates		**330**	285
Deferred tax assets		**311**	27
Trade and other receivables		**34**	33
Derivative financial instruments	12	**195**	72
Available-for-sale financial assets		**35**	39
Retirement benefit assets	17	**73**	152
		7,839	6,057
Current assets			
Inventories		**412**	241
Current tax assets		**39**	40

	Notes	2008	2007
Trade and other receivables		**5,335**	3,423
Derivative financial instruments	12	**1,720**	914
Available-for-sale financial assets		**63**	50
Cash and cash equivalents		**2,939**	1,130
		10,508	5,798
Total assets		**18,347**	11,855
Current liabilities			
Trade and other payables		**(4,364)**	(3,371)
Current tax liabilities		**(365)**	(281)
Bank overdrafts, loans and other borrowings	13	**(330)**	(221)
Derivative financial instruments	12	**(3,932)**	(1,404)
Provisions for other liabilities and charges		**(29)**	(140)
		(9,020)	(5,417)
Net current assets		**1,488**	381
Non-current liabilities			
Trade and other payables		**(67)**	(20)
Bank loans and other borrowings	13	**(3,218)**	(1,793)
Derivative financial instruments	12	**(157)**	(11)
Deferred tax liabilities		**(448)**	(596)
Retirement benefit obligations	17	**(186)**	(55)
Provisions for other liabilities and charges		**(865)**	(581)
		(4,941)	(3,056)
Net assets		**4,386**	3,382
Equity			
Called up share capital	14,15	**315**	227
Share premium account	15	**729**	685
Merger reserve	15	**467**	467
Capital redemption reserve	15	**16**	16
Other reserves	15	**2,799**	1,928
Shareholders' equity	15	**4,326**	3,323
Minority interests in equity	15	**60**	59
Total minority interests and shareholders' equity	15	**4,386**	3,382

The notes on pages 28 to 56 form part of these Financial Statements.

Group Statement of Recognised Income and Expense

Year ended 31 December	Notes	2008 £m	2007 £m
(Loss)/profit for the year		**(144)**	1,507
(Losses)/gains on revaluation of available-for-sale financial assets	15	**(19)**	1
(Losses)/gains on cash flow hedges	15	**(318)**	169
Exchange differences on translation of foreign operations	15	**(29)**	15
Actuarial (losses)/gains on defined benefit pension schemes	17	**(399)**	284
Tax on items taken directly to equity	15	**203**	(120)
Net (expense)/income recognised directly in equity		**(562)**	349
Transferred to income and expense on cash flow hedges	15	**(30)**	382
Transferred to assets and liabilities on cash flow hedges	15	**1**	–
Exchange differences transferred to income and expense on disposal of subsidiaries	15	**–**	(4)
Tax on items transferred from equity	15	**5**	(128)
Transfers		**(24)**	250
Total recognised income and expense for the year		**(730)**	2,106

Total income and expense recognised in the year is attributable to:

Equity holders of the parent	(731)	2,104
Minority interests	1	2
	(730)	2,106

The notes on pages 28 to 56 form part of these Financial Statements.

Group Cash Flow Statement

Year ended 31 December	Notes	2008 £m	2007 £m
Operating cash flows before movements in working capital		2,397	2,494
(Increase)/decrease in inventories		(143)	38
(Increase)/decrease in trade and other receivables		(1,377)	181
Increase in trade and other payables		425	44
Cash generated from continuing operations		1,302	2,757
Income taxes paid		(374)	(341)
Net petroleum revenue tax paid		(533)	(60)
Interest received		23	27
Interest paid		(47)	(3)
Payments relating to exceptional charges		(74)	(90)
Net cash flow from continuing operating activities	16	297	2,290
Net cash flow from discontinued operating activities	16	–	67
Net cash flow from operating activities		297	2,357
Purchase of interests in subsidiary undertakings and businesses net of cash and cash equivalents acquired	18	(395)	(262)
Purchase of intangible assets	6	(184)	(185)
Disposal of intangible assets		12	14
Purchase of property, plant and equipment	6	(626)	(563)
Disposal of property, plant and equipment		11	76
Investments in joint ventures and associates		–	(45)
Repayments of loans to joint ventures and associates		19	–
Interest received		63	63
Net purchase of available-for-sale financial assets		(22)	(2)
Net cash flow from continuing investing activities		(1,122)	(904)
Net cash flow from discontinued investing activities		–	(60)
Net cash flow from investing activities		(1,122)	(964)
Issue of ordinary share capital [(i)]		2,202	22
Purchase of treasury shares		(3)	(2)
Interest paid in respect of finance leases		(23)	(110)
Other net interest paid		(274)	(114)
Net interest paid		(297)	(224)
Cash inflow from additional debt		1,513	256
Cash outflow from payment of capital element of finance leases		(20)	(383)
Cash outflow from repayment of other debt		(175)	(107)
Net cash flow from increase/(decrease) in debt		1,318	(234)
Realised net foreign exchange loss on cash settlement of derivative contracts		(117)	(8)
Equity dividends paid		(500)	(417)
Net cash flow from continuing financing activities		2,603	(863)
Net cash flow from discontinued financing activities		–	(25)
Net cash flow from financing activities		2,603	(888)
Net increase in cash and cash equivalents		1,778	505
Cash and cash equivalents at 1 January [(ii)]		1,100	592
Effect of foreign exchange rate changes		26	3

Cash and cash equivalents at 31 December (ii)	2,904	1,100

(i) On 15 December 2008 the Group raised £2,164 million of proceeds, net of £65 million of issue costs through a Rights Issue. Details of the Rights Issue are provided in notes 5 and 14.

(ii) Cash and cash equivalents are stated net of overdrafts of £35 million (2007: £30 million).

The notes on pages 28 to 56 form part of these Financial Statements.

Notes to the Financial Statements

1. GENERAL INFORMATION

Centrica plc is a Company domiciled and incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is Millstream, Maidenhead Road, Windsor, Berkshire, SL4 5GD. The Company has its primary listing on the London Stock Exchange.

The Financial Statements for the year ended 31 December 2008 included in this announcement were authorised for issue in accordance with a resolution of the Board of Directors on 26 February 2009.

2. BASIS OF PREPARATION

The preliminary results of the year ended 31 December 2008 have been extracted from audited accounts (with the exception of notes 22 to 28 which have not been audited) which have not yet been delivered to the Registrar of Companies. The Financial Statements set out in this announcement do not constitute statutory accounts for the year ended 31 December 2008 or 31 December 2007. The financial information for the year ended 31 December 2007 is derived from the statutory accounts for that year. The report of the auditors on the statutory accounts for the year ended 31 December 2008 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

3. ACCOUNTING POLICIES

The accounting policies applied in these condensed Financial Statements for the year ended 31 December 2008 are consistent with those of the annual Financial Statements for the year ended 31 December 2007, as described in those Financial Statements, with the exception of standards, amendments and interpretations effective in 2008 and changes of accounting presentation, described below.

(a) Standards, amendments and interpretations effective in 2008

In 2008 an amendment to IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures was issued. The amendment was endorsed by the EU on 15 October 2008. The amendment permits entities to reclassify certain financial assets held for trading to either the held to maturity, loans and receivables or available-for-sale categories. The amendment also allows transfers of certain financial assets from available-for-sale to loans and receivables. The adoption of the amendment has had no impact on the Financial Statements of the Group.

Three interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are IFRIC 11, IFRS 2 – Group and Treasury Share Transactions, IFRIC 12 Service Concession Arrangements and IFRIC 14, IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The adoption of these interpretations has not led to any changes in the Group's accounting policies and has had no impact on the Financial Statements of the Group.

(b) Changes of accounting presentation

The Group has adopted the following change of accounting presentation in the year:

- Centrica Storage enters into gas sales and gas purchases as part of its normal trading activity to optimise the performance of the storage facility. Sales and purchases relating to this optimisation activity are presented net within revenue. Previously the Group presented such activity gross within revenue and cost of sales with sales reported as revenue and purchases reported as cost of sales. The Directors consider the change of presentation better reflects the nature of this activity. The impact of the change of accounting presentation is to reduce Group revenue and cost of sales by £263 million in 2008. The impact on comparatives is to reduce Group revenue and cost of sales by £70 million.

(c) Income statement presentation

The Group's Income Statement and segmental note separately identify the effects of re-measurement of certain financial instruments, and items which are exceptional, in order to provide readers with a clear and consistent presentation of the Group's underlying performance, as described below.

Certain re-measurements

As part of its energy procurement activities the Group enters into a range of commodity contracts designed to achieve security of energy supply. These contracts comprise both purchases and sales and cover a wide range of volumes, prices and timescales. The majority of the underlying supply comes from high volume long-term contracts which are complemented by short-term arrangements. These short-term contracts are entered into for the purpose of balancing energy supplies and customer demand and to optimise the price paid by the Group. Short-term demand can vary significantly as a result of factors such as weather, power generation profiles and short-term movements in market prices.

Many of the energy procurement contracts are held for the purpose of receipt or delivery of commodities in accordance with the Group's purchase, sale or usage requirements and are therefore out of scope of IAS 39. However, a number of contracts are considered to be derivative financial instruments and are required to be fair valued under IAS 39, primarily because their terms include the ability to trade elements of the contracted volumes on a net-settled basis.

The Group has shown the fair value adjustments arising on these contracts separately in the certain re-measurements column. This is because the intention of management is, subject to short-term demand balancing, to use these energy supplies to meet customer demand. Accordingly, management believe the ultimate net charge to cost of sales will be consistent with the price of energy agreed in these contracts and that the fair value adjustments will reverse as the energy is supplied over the life of the contract. This makes the fair value re-measurements very different in nature from costs arising from the physical delivery of energy in the period.

At the balance sheet date the fair value represents the difference between the prices agreed in the respective contracts and the actual or anticipated market price of acquiring the same amount of energy on the open market. The movement in the fair value taken to certain re-measurements in the Income Statement represents the unwind of the contracted volume delivered or consumed during the period, combined with the change in fair value of future contracted energy as a result of movements in forward energy prices during the year.

These adjustments represent the significant majority of the items included in certain re-measurements. In addition to these, however, the Group has identified a number of comparable contractual arrangements where the difference between the price which the Group expects to pay or receive under a contract and the market price is required to be fair valued by IAS 39. These additional items relate to cross-border transportation or transmission capacity, storage capacity and contracts relating to the sale of energy by-products, on which economic value has been created which is not wholly recognised under the requirements of IAS 39. For these arrangements the related fair value adjustments are also included under certain re-measurements.

These arrangements are managed separately from proprietary energy trading activities where trades are entered into speculatively for the purpose of making profits in their own right. These proprietary trades are included in the results before certain re-measurements.

Exceptional items

As permitted by IAS 1, Presentation of Financial Statements, certain items are presented separately. The items that the Group separately presents as exceptional are items which are of a non-recurring nature and, in the judgement of the Directors, need to be disclosed separately by virtue of their nature, size or incidence in order to obtain a clear and consistent presentation of the Group's underlying business performance. Items which may be considered exceptional in nature include disposals of businesses, business restructurings, the renegotiation of significant contracts and asset write-downs.

4. FINANCIAL RISK MANAGEMENT

During 2008, there was significant volatility in commodity prices and a continuing shortage of available credit in the market. In addition, many of the markets in which the Group operates are experiencing a slowing of growth or, in some cases, economic contraction. As a result of these external market factors, the Group is encountering an increase in commodity price risk, credit risk and liquidity risk compared with that experienced at the end of 2007. The Group continues to manage these risks in accordance with its financial risk management processes and did not incur any additional significant cash costs as a result of the increased commodity, credit or liquidity risk experienced in 2008.

Financial risk management is overseen by the Group Financial Risk Management Committee (FRMC) according to objectives, targets and policies set by the Board. Commodity price risk management is carried out in accordance with individual business unit financial risk management policies, as approved by the FRMC and the Board. Treasury risk management, including management of currency risk, interest rate risk, equity price risk and liquidity risk is carried out by a central Group Treasury function in accordance with the Group's financing and treasury policy, as approved by the Board. The credit risks associated with commodity trading and treasury positions are managed in accordance with the Group's counterparty credit policy. Downstream credit risk management is carried out in accordance with individual business unit credit policies.

Commodity price risk management

The increase in commodity prices in the six months ended 30 June 2008 resulted in significant mark-to-market gains on certain energy procurement contracts where the purchase price had been locked in by contract. Commodity prices have since fallen from their levels at 30 June 2008, resulting in significant mark-to-market losses for the year on contracts locked-in during the year at the higher prices. The net loss of £1,415 million (2007: gain of £235 million) on the re-measurement of energy contracts largely represents unrealised mark-to-market loss created by gas and power purchase contracts which are priced above the current wholesale market value of energy. This loss is calculated with reference to forward energy prices and therefore the extent of the economic loss arising over the life of these contracts is uncertain and is entirely dependent upon the level of future wholesale energy prices. Generally, subject to short-term balancing, the ultimate net charge to cost of sales will be consistent with the price of energy agreed in these contracts and the fair value adjustments will reverse as the energy is supplied over the life of the contract.

Credit risk management

As a result of the continuing shortage of available credit and the slowing of growth, or in some cases, economic contraction, the Group is encountering an increase in credit risk compared with that experienced at the end of 2007. The Group continues to manage credit risk in accordance with its financial risk management processes and has not incurred any additional significant credit losses as a result of the increased credit risk.

Liquidity risk management and going concern

The Group's liquidity position has been particularly volatile during 2008 as significant volatility in commodity prices has seen large increases in cash required to fund working capital and margin cash balances. At 31 December 2008, the Group was holding £43 million (2007: £93 million) of cash as

collateral against counterparty balances, and had pledged £669 million (2007: £118 million) of cash as collateral, principally under margin calls to cover exposure to mark-to-market positions on derivative contracts representing a net cash outflow during the year of £556 million (2007: £2 million inflow), write-offs of pledged balances of £22 million (2007: £nil), acquisition of cash collateral balances held of £33 million (2007: £nil) and exchange adjustments of £100 million (2007: £5 million). Generally, cash paid or received as collateral is interest-bearing and is free from any restriction over its use by the holder. To mitigate this risk the Group holds cash on deposit and maintains significant committed facilities.

The Group closely monitors, and has a number of treasury policies to manage its liquidity risk. Cash forecasts identifying the Group's liquidity requirements are produced regularly and are stress-tested for different scenarios including, but not limited to, reasonably possible increases or decreases in commodity prices and the potential cash implications of a ratings downgrade. The Group seeks to ensure that sufficient financial headroom exists for at least a 12-month period to safeguard the Group's ability to continue as a going concern. It is the Group's policy to maintain committed facilities of at least £1,200 million less available surplus cash resources, to raise at least 75% of its net debt (excluding non-recourse debt) over £200 million in the long-term debt market and to maintain an average term to maturity in the recourse long-term debt portfolio greater than five years.

At 31 December 2008, the Group held £2,939 million (2007: £1,130 million) of cash and cash equivalents, had undrawn committed bank borrowing facilities of £1,350 million (2007: £1,300 million), plus a committed letter of credit facility for Canadian $200 million (2007: C$nil) made available to the Direct Energy business in North America of which Canadian $146 million was drawn at 31 December 2008 (2007: C$nil), 367% (2007: 321%) of the Group's net debt over £200 million has been raised in the long-term debt market and the average term to maturity of the long-term debt portfolio was 9.3 years (2007: 7.1 years).

The relatively high level of available cash resources and undrawn committed bank borrowing facilities has enabled the Directors to conclude that the Group has sufficient headroom to continue as a going concern.

The Group's liquidity position at 31 December 2008 was significantly improved by the proceeds of the Rights Issue which completed in December 2008. The Rights Issue was undertaken in the expectation of acquiring a 25% stake in Lake Acquisitions Limited, the owner of the British Energy Group, from Electricité de France S.A. The Group will reassess its liquidity position before committing to any acquisition and would seek to finance any transaction with the Rights Issue proceeds, additional debt and, possibly, the sale of certain assets.

5. CAPITAL MANAGEMENT

At 31 December 2008, the Group's long-term credit rating was A3 stable outlook for Moody's Investor Services Inc. (2007: A3 stable outlook) and A negative outlook for Standard & Poor's Rating Services (2007: A negative outlook).

The Group monitors capital, using a medium term view of three to five years, on the basis of a number of financial ratios generally used by industry and by the rating agencies. This includes monitoring gearing ratios, interest cover and cash flow to debt ratios. The Group is not subject to externally imposed capital requirements but as is common for most companies the level of debt that can be raised is restricted by the Company's Articles of Association. Net debt is limited to the greater of £5 billion and a gearing ratio of three times adjusted capital and reserves. This restriction can be amended or removed by the shareholders of the Company passing an ordinary resolution. The Group's capital structure is managed against the various financial ratios as required to maintain strong credit ratings.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, repurchase shares, issue debt or repay debt.

During the year, the Group raised proceeds of approximately £2,164 million, net of issue costs of

approximately £65 million, through a three for eight Rights Issue of new ordinary shares at 160 pence per share, representing a bonus to existing shareholders of 0.1233 ordinary shares per ordinary share held based on the closing share price of 267.75 pence per ordinary share on 21 November 2008, the last day the shares traded cum-rights. Centrica and Electricité de France S.A. (EDF) announced that they were in discussions in relation to an option for Centrica to acquire a 25% interest in British Energy Group plc. Centrica and EDF continue these discussions. Centrica would seek to finance any transaction with the Rights Issue proceeds, additional debt and, possibly, the sale of certain assets. If Centrica does not acquire an interest in British Energy Group, Centrica would evaluate the use of funds for other acquisition opportunities that meet its vertical integration objective, for general corporate purposes or for returns to shareholders with a view to maintaining an appropriate capital structure and maximising long-term shareholder value. On 13 January 2009, Standard & Poor's Rating Services placed the Group's long-term credit rating on CreditWatch with negative implications reflecting the increased likelihood of the Group completing this transaction and the impact on the financial risk of the Group. Standard & Poor's Rating Services has stated that any downgrade of the Group's credit rating was likely to be limited to one notch.

6. SEGMENTAL ANALYSIS

Year ended 31 December	2008			2007 (restated) (iv)		
(a) Revenue	Gross segment revenue £m	Less inter-segment revenue (i),(ii),(iii) £m	Group revenue £m	Gross segment revenue £m	Less inter-segment revenue (i),(ii),(iii) £m	Group revenue £m
Continuing operations:						
British Gas Residential	7,769	–	7,769	6,457	–	6,457
British Gas Business	3,063	–	3,063	2,431	–	2,431
British Gas Services	1,349	–	1,349	1,279	–	1,279
British Gas	12,181	–	12,181	10,167	–	10,167
Gas production and development (i)	1,784	(1,318)	466	923	(624)	299
Power generation (i)	1,264	(595)	669	880	(578)	302
Industrial and commercial (ii)	1,522	(486)	1,036	838	–	838
Accord energy trading (iii)	61	(12)	49	24	(12)	12
Centrica Energy	4,631	(2,411)	2,220	2,665	(1,214)	1,451
Centrica Storage (i),(iv)	280	(59)	221	327	(57)	270
Direct Energy	5,824	–	5,824	3,992	–	3,992
European Energy (i)	890	(1)	889	395	(3)	392
Other operations (v)	10	–	10	–	–	–
	23,816	(2,471)	21,345	17,546	(1,274)	16,272
Discontinued operations:						
The Consumers' Waterheater Income Fund	–	–	–	42	–	42
	–	–	–	42	–	42

Group revenue from continuing operations is derived from the following activities:

Year ended 31 December	2008 £m	2007 (restated) (iv) £m
Sale of goods (iv)	**19,575**	14,551
Rendering of services	**1,729**	1,693
Other income	**41**	28
Group revenue	**21,345**	16,272

(i) Inter-segment revenue reflects the level of revenue generated on sales to other Group segments on an arm's length basis. During the second half of 2008, Gas production and development began to sell gas downstream at forward market prices. Prior to this, Gas production and development sold all gas produced at month ahead prices. This change resulted in an additional £54 million of net revenue being reported in Gas production and development in 2008 than would have been reported had Gas production and development continued to sell gas downstream at month ahead prices.

(ii) Inter-segment revenue in the Industrial and commercial segment reflects the sale of upstream gas produced or procured to other Group segments on an arm's length basis. Prior to 2008, the Group's downstream businesses procured gas directly from Gas production and development or external counterparties.

(iii) The external revenue presented for Accord energy trading comprises both realised (settled) and unrealised (fair value changes) from trading in physical and financial energy contracts. Inter-segment revenue arising in Accord represents the recharge of brokerage fees to other Group segments.

(iv) Gross segment revenue, inter-segment revenue and Group revenue have been restated to report gas sales revenue of Centrica Storage net of cost of sales to better reflect the nature of the transactions as explained in note 3.

(v) Other operations comprise British Gas New Energy, Group Treasury, Group Property, Information Services and other shared services.

Year ended 31 December	Operating profit/ (loss) before exceptional items and certain re-measurements		Exceptional items (note 7)		Certain re-measurements (note 7)		Operating profit/ (loss) after exceptional items and certain re-measurements	
(b) Operating profit	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Continuing operations:								
British Gas Residential	**379**	571	**–**	–	**(787)**	39	**(408)**	610
British Gas Business	**143**	120	**–**	–	**(233)**	317	**(90)**	437
British Gas Services	**195**	151	**–**	–	**–**	–	**195**	151
British Gas	**717**	842	**–**	–	**(1,020)**	356	**(303)**	1,198
Gas production and development (i)	**1,164**	429	**–**	–	**55**	(16)	**1,219**	413
Power generation	**7**	46	**–**	–	**(8)**	(43)	**(1)**	3
Industrial and commercial	**(329)**	179	**–**	–	**104**	(95)	**(225)**	84
Accord energy trading	**37**	9	**–**	–	**(1)**	(3)	**36**	6
Centrica Energy	**879**	663	**–**	–	**150**	(157)	**1,029**	506

Centrica Storage	**195**	240	–	–	7	(8)	**202**	232
Direct Energy	**215**	187	–	–	**(465)**	53	**(250)**	240
European Energy (ii)	**(56)**	17	**(67)**	–	**(87)**	(9)	**(210)**	8
Other operations (iii)	**(8)**	–	–	–	–	–	**(8)**	–
	1,942	1,949	**(67)**	–	**(1,415)**	235	**460**	2,184
Discontinued operations: The Consumers' Waterheater Income Fund	–	39	–	227	–	–	–	266

Year ended 31 December	Share of results of joint ventures and associates net of interest and taxation		Depreciation of property, plant and equipment		Amortisation, write-downs and impairments of intangibles	
(c) Included within operating profit	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Continuing operations:						
British Gas Residential	–	–	**10**	16	**26**	27
British Gas Business	–	–	**3**	3	**8**	19
British Gas Services	–	–	**13**	13	**5**	4
British Gas	–	–	**26**	32	**39**	50
Gas production and development	–	–	**280**	250	**21**	8
Power generation	**9**	4	**101**	93	**31**	1
Industrial and commercial	–	–	**1**	1	**2**	–
Accord energy trading	–	–	–	–	–	–
Centrica Energy	**9**	4	**382**	344	**54**	9
Centrica Storage	–	–	**22**	24	–	–
Direct Energy	–	–	**75**	62	**14**	15
European Energy	**3**	1	**2**	2	**12**	10
Other operations (iii)	–	–	**8**	9	**10**	8
	12	5	**515**	473	**129**	92
Discontinued operations: The Consumers' Waterheater Income Fund	–	–	–	21	–	1

(i) During the second half of 2008, Gas production and development began to sell gas downstream at forward market prices. Prior to this, Gas production and development sold all gas produced at month ahead prices. This change resulted in an additional £54 million of operating profit being reported in Gas production and development in 2008 than would have been reported had Gas production and development continued to sell gas downstream at month ahead prices.

(ii) During 2008, exceptional charges of £67 million were incurred in the European Energy segment, including a £45 million impairment of the Oxxio goodwill and a £22 million impairment of a receivable balance in Oxxio relating to historic overpayments of regulatory energy revenue tax, reflecting the reduced likelihood of realising the balance in the future.

(iii) Other operations comprise British Gas New Energy, Group Treasury, Group Property, Information Services and other shared services. Depreciation of property, plant and equipment and amortisation and write-downs of intangibles in the Other operations segment are charged out to other Group segments.

31 December	Segment assets		Segment liabilities		Net segment assets/(liabilities)		Average capital employed (iii) year ended 31 December	
(d) Assets and liabilities	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
British Gas Residential (i)	**2,281**	1,035	**(2,907)**	(1,063)	**(626)**	(28)	**318**	400
British Gas Business (i)	**1,129**	817	**(852)**	(430)	**277**	387	**506**	418
British Gas Services	**239**	258	**(149)**	(167)	**90**	91	**75**	67
British Gas	**3,649**	2,110	**(3,908)**	(1,660)	**(259)**	450	**899**	885
Gas production and development	**1,975**	1,576	**(747)**	(480)	**1,228**	1,096	**731**	678
Power generation	**2,135**	2,173	**(88)**	(272)	**2,047**	1,901	**1,545**	1,422
Industrial and commercial (i)	**592**	1,532	**(703)**	(1,889)	**(111)**	(357)	**(165)**	(80)
Accord energy trading	**3,765**	1,243	**(3,560)**	(1,377)	**205**	(134)	**(254)**	34
Centrica Energy	**8,467**	6,524	**(5,098)**	(4,018)	**3,369**	2,506	**1,857**	2,054
Centrica Storage	**688**	503	**(272)**	(189)	**416**	314	**344**	350
Direct Energy	**3,994**	2,560	**(2,043)**	(993)	**1,951**	1,567	**1,910**	1,844
European Energy	**742**	432	**(421)**	(113)	**321**	319	**391**	292
Other operations (ii)	**317**	99	**(541)**	(295)	**(224)**	(196)	**(93)**	(106)
	17,857	12,228	**(12,283)**	(7,268)	**5,574**	4,960	**5,308**	5,319
Deferred tax assets/ (liabilities)	**311**	27	**(448)**	(596)	**(137)**	(569)		
Current tax assets/ (liabilities)	**39**	40	**(365)**	(281)	**(326)**	(241)		
Short-term deposits and other financial assets	**2,950**	1,166	**–**	–	**2,950**	1,166		
Bank overdrafts and loans	**–**	–	**(3,548)**	(2,014)	**(3,548)**	(2,014)		
Retirement benefit assets/ (obligations)	**73**	152	**(186)**	(55)	**(113)**	97		
Other	**4**	7	**(18)**	(24)	**(14)**	(17)		
Non-operating assets/ (liabilities)	**3,377**	1,392	**(4,565)**	(2,970)	**(1,188)**	(1,578)		
	21,234	13,620	**(16,848)**	(10,238)	**4,386**	3,382		
Less inter-segment (receivables)/payables	**(2,887)**	(1,765)	**2,887**	1,765	**–**	–		
	18,347	11,855	**(13,961)**	(8,473)	**4,386**	3,382		

(i) 2008 segment assets include the allocation of mark-to-market assets to British Gas Residential of £824 million and mark-to-market liabilities to British Gas Residential of £1,643 million and British Gas Business of £291 million from Industrial and commercial. In 2007, mark-to-market assets and liabilities were retained in Industrial and commercial.

(ii) Other operations comprise assets and liabilities of British Gas New Energy, Group Treasury, Group Property, Information Services, GF One Limited, GF Two Limited and other shared services.

(iii) Capital employed represents the investment required to operate each of the Group's segments. Capital employed is used by the Group to calculate the return on capital employed for each of the Group's segments as part of the Group's managing for value concept. Additional value is created when the return on capital employed exceeds the cost of capital. Net segment assets of the Group can be reconciled to the Group's capital employed as follows:

	2008 £m	2007 £m
Net segment assets at 31 December	**5,574**	4,960
Add back/(deduct):		
Net derivative financial liabilities	**2,174**	429
Net power generation assets under construction and gas and storage assets under development	**(815)**	(563)
Cash at bank, in transit and in hand	**(87)**	(53)
Effect of averaging month-end balances	**(1,538)**	546
Average capital employed for year ended 31 December	**5,308**	5,319

Year ended 31 December	Capital expenditure on property, plant and equipment		Capital expenditure on intangible assets other than goodwill (ii)	
(e) Capital expenditure	**2008 £m**	2007 £m	**2008 £m**	2007 £m
British Gas Residential	**15**	3	**13**	2
British Gas Business	**1**	–	**6**	6
British Gas Services	**16**	16	**–**	3
British Gas	**32**	19	**19**	11
Gas production and development	**169**	117	**12**	15
Power generation	**299**	344	**264**	104
Industrial and commercial	**–**	7	**4**	2
Accord energy trading	**–**	–	**–**	–
Centrica Energy	**468**	468	**280**	121
Centrica Storage	**23**	19	**2**	1
Direct Energy	**92**	99	**21**	29
European Energy	**9**	12	**15**	10
Other operations (i)	**7**	11	**2**	9
Additions	**631**	628	**339**	181
Decrease in prepayments related to capital expenditure	**(24)**	(39)	**–**	–
Capital expenditure of discontinued operations	**–**	(26)	**–**	–
Decrease/(increase) in trade payables related to capital expenditure	**19**	–	**(155)**	4
Net cash outflow	**626**	563	**184**	185

(i) Other operations comprise British Gas New Energy, Group Treasury, Group Property, Information Services and other shared services.

(ii) See note 18 for additions to goodwill.

7. EXCEPTIONAL ITEMS AND CERTAIN RE-MEASUREMENTS

(a) Exceptional items (note 3)	2008 £m	2007 £m
Continuing operations:		
Impairment of Oxxio goodwill and other assets [i]	(67)	–
Discontinued operations:		
Profit on disposal of The Consumers' Waterheater Income Fund [ii]	–	227

(i) During 2008, exceptional charges of £67 million were incurred in the European Energy segment, including a £45 million impairment of the Oxxio goodwill and a £22 million impairment of a receivable balance in Oxxio relating to historic overpayments of regulatory energy revenue tax, reflecting the reduced likelihood of realising the balance in the future.

(ii) The Group deconsolidated the Fund with effect from 1 December 2007 recognising an exceptional profit on disposal amounting to £227 million in 2007.

(b) Certain re-measurements (note 3)	2008 £m	2007 £m
Certain re-measurements recognised in relation to energy contracts		
Net gains arising on delivery of contracts	10	352
Net losses arising on market price movements and new contracts	(1,417)	(95)
Net losses arising on positions in relation to cross-border transportation or capacity contracts	(4)	(13)
Net re-measurement of energy contracts included within gross profit	(1,411)	244
Net losses arising on re-measurement of joint ventures' energy contracts	(4)	(9)
Net re-measurement included within Group operating profit	(1,415)	235
Taxation on certain re-measurements	434	(60)
Net re-measurement after taxation	(981)	175
Discontinued operations:		
Fair value losses arising on re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund	–	(19)
Total certain re-measurements	(981)	156

8. NET INTEREST

	2008			2007		
	Interest expense £m	Interest income £m	Total £m	Interest expense £m	Interest income £m	Total £m
Continuing operations						
Cost of servicing net debt						
Interest income	–	106	106	–	95	95
Interest expense on bank loans and overdrafts	(128)	–	(128)	(109)	–	(109)
Interest expense on finance leases [i]	(23)	–	(23)	(87)	–	(87)
	(151)	106	(45)	(196)	95	(101)
(Losses)/gains on revaluation						
(Losses)/gains on fair value hedges	(82)	81	(1)	(6)	5	(1)
Fair value (losses)/gains on other derivatives [ii]	(396)	47	(349)	(89)	24	(65)
Net foreign exchange translation of monetary assets and liabilities [iii]	–	345	345	–	58	58
	(478)	473	(5)	(95)	87	(8)
Other interest						

Notional interest arising on discounted items	**(20)**	**59**	**39**	(20)	55	35
Interest on cash collateral balances	**(20)**	**5**	**(15)**	(1)	6	5
Interest on supplier early payment arrangements	**–**	**15**	**15**	–	15	15
Other interest [(iv)]	**–**	**–**	**–**	(19)	–	(19)
	(40)	**79**	**39**	(40)	76	36
Interest (expense)/income	**(669)**	**658**	**(11)**	(331)	258	(73)

(i) 2007 Includes £40 million of net interest expense incurred on termination of the Humber finance lease.

(ii) Primarily reflects changes in the fair value of derivatives used to hedge the foreign exchange exposure associated with inter-company loans denominated in foreign currencies.

(iii) Primarily reflects foreign exchange gains on inter-company loans denominated in foreign currencies.

(iv) In 2007 the Group reached an agreement with Her Majesty's Revenue and Customs (HMRC) on a technical matter concerning intra-group transfer pricing of gas produced within the UK Continental Shelf dating back to 2000. The terms of the settlement resulted in a net charge of £13 million, comprising finance costs of £19 million on corporation tax deemed to have been paid late net of an associated £6 million tax credit.

9. TAXATION

			2008			2007
Analysis of tax charge for the year	**Results for the year before exceptional items and certain re-measurements £m**	**Exceptional items and certain re-measurements £m**	**Results for the year £m**	Results for the year before exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements £m	Results for the year £m
The tax charge comprises:						
Current tax						
UK corporation tax	**398**	**5**	**403**	309	–	309
UK petroleum revenue tax	**517**	**–**	**517**	200	–	200
Foreign tax	**24**	**2**	**26**	48	2	50
Adjustments in respect of prior years	**(20)**	**–**	**(20)**	4	–	4
Total current tax	**919**	**7**	**926**	561	2	563
Deferred tax						
Current year [(i)]	**165**	**(236)**	**(71)**	253	53	306
Adjustments in respect of prior years	**(8)**	**–**	**(8)**	(19)	–	(19)
Change in tax rates [(ii)]	**(1)**	**–**	**(1)**	(9)	–	(9)

UK petroleum revenue tax	**(52)**	**–**	**(52)**	(32)	–	(32)
Foreign deferred tax	**4**	**(205)**	**(201)**	(1)	5	4
Total deferred tax	**108**	**(441)**	**(333)**	192	58	250
Total tax on profit from continuing operations	**1,027**	**(434)**	**593**	753	60	813

(i) The Finance Act 2008 changed the rules concerning loss relief on decommissioning costs and, as a result of this change, the current year deferred tax charge is stated net of a £55 million credit in respect of previously unrecognised deferred tax assets.

(ii) The effect of the decrease of 2% to the standard rate of UK corporation tax from 1 April 2008 on the relevant temporary differences at 31 December 2007 was a credit of £12 million and a further credit of £1 million in 2008. No other material amounts arose as a result of changes introduced by the Finance Act 2007. The effect of changes to foreign tax rates on the relevant temporary differences at 31 December 2008 was £nil (2007: charge of £3 million).

Tax on items taken directly to equity is disclosed in note 15.

10. DIVIDENDS

	2008 £m	2007 £m
Prior year final dividend of 8.59 pence (2007: 7.12 pence) per ordinary share	**356**	294
Interim dividend of 3.47 pence (2007: 2.98 pence) per ordinary share	**144**	123
	500	417

The prior year final dividend was paid on 11 June 2008 (2007: 13 June). The interim dividend was paid on 12 November 2008 (2007: 14 November). The prior year final dividend of 9.65 pence (2007: 8.00 pence) per ordinary share and interim dividend of 3.90 pence (2007: 3.35 pence) per ordinary share have been adjusted to reflect the bonus element of the Rights Issue in the table above. Details of the Rights Issue are provided in notes 5 and 14. The Directors propose a final dividend of 8.73 pence per ordinary share (totalling £446 million) for the year ended 31 December 2008. The dividend will be submitted for formal approval at the Annual General Meeting to be held on 11 May 2009. These Financial Statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2009.

11. EARNINGS PER ORDINARY SHARE

Basic earnings per ordinary share has been calculated by dividing the loss attributable to equity holders of the Company for the year of £145 million (2007: earnings of £1,505 million) by the weighted average number of ordinary shares in issue during the year of 4,198 million (2007: 4,126 million). The weighted average number of ordinary shares outstanding for both periods presented has been adjusted to reflect the bonus element of the Rights Issue. Details of the Rights Issue are provided in notes 5 and 14. The reconciliation of basic to adjusted basic earnings per ordinary share is as follows:

	2008		2007 (restated) (i)	
(a) Continuing and discontinued operations	**£m**	**Pence per ordinary share**	£m	Pence per ordinary share
(Loss)/earnings – basic	**(145)**	**(3.5)**	1,505	36.5

Net exceptional items after tax (notes 3 and 7)	**67**	**1.6**	(227)	(5.5)
Certain re-measurement losses and (gains) after tax (notes 3 and 7)	**981**	**23.4**	(156)	(3.8)
Earnings – adjusted basic	**903**	**21.5**	1,122	27.2
(Loss)/earnings – diluted	**(145)**	**(3.5)**	1,505	35.9
Earnings – adjusted diluted	**903**	**21.3**	1,122	26.7

	2008		2007 (restated) (i)	
(b) Continuing operations	**£m**	**Pence per ordinary share**	£m	Pence per ordinary share
(Loss)/earnings – basic	**(145)**	**(3.5)**	1,296	31.4
Net exceptional items after tax (notes 3 and 7)	**67**	**1.6**	–	–
Certain re-measurement losses and (gains) after tax (notes 3 and 7)	**981**	**23.4**	(175)	(4.2)
Earnings – adjusted basic	**903**	**21.5**	1,121	27.2
(Loss)/earnings – diluted	**(145)**	**(3.5)**	1,296	30.9
Earnings – adjusted diluted	**903**	**21.3**	1,121	26.7

	2008		2007 (restated) (i)	
(c) Discontinued operations	**£m**	**Pence per ordinary share**	£m	Pence per ordinary share
Earnings – basic	–	–	209	5.1
Earnings – diluted	–	–	209	5.0

(i) Restated to reflect the bonus element of the Rights Issue. Details of the Rights Issue are provided in notes 5 and 14.

Certain re-measurements (notes 3 and 7) included within operating profit comprise re-measurements arising on energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts. All other re-measurements are included within results before exceptional items and certain re-measurements.

12. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are generally held for the purposes of proprietary energy trading, treasury management or energy procurement. Derivatives held for the purposes of proprietary energy trading are carried at fair value, with changes in fair value recognised in the Group's results for the year before exceptional items and certain re-measurements, with the exception of certain derivatives related to cross-border transportation and capacity contracts. Derivative financial instruments held for the purposes of treasury management or energy procurement are also carried at fair value, with changes in the fair value of derivatives relating to treasury management reflected in the results for the year before exceptional items and certain re-measurements, and those relating to energy procurement reflected in certain re-measurements. In cases where a derivative qualifies for hedge accounting, derivatives are classified as fair value hedges, cash flow hedges or hedges of a net investment in a foreign operation.

Energy contracts designated at fair value through profit and loss include certain energy contracts that

the Group has, at its option, designated at fair value through profit and loss under IAS 39 because the energy contract contains one or more embedded derivatives that significantly modify the cash flows under the contract.

The carrying values of derivative financial instruments by product type for accounting purposes are as follows:

	2008 £m	2007 £m
Derivative financial instruments – held for proprietary energy trading		
Derivative financial instruments – held for trading under IAS 39		
Energy derivatives – assets	119	44
Energy derivatives – liabilities	(6)	(52)
	113	(8)
Derivative financial instruments – held for the purposes of treasury management or energy procurement		
Derivative financial instruments – held for trading under IAS 39		
Energy derivatives – assets	1,299	789
Energy derivatives – liabilities	(3,228)	(1,100)
Interest rate derivatives – assets	2	2
Interest rate derivatives – liabilities	(19)	(5)
Foreign exchange derivatives – assets	200	19
Foreign exchange derivatives – liabilities	(295)	(80)
	(2,041)	(375)
Energy contracts designated at fair value through profit and loss		
Energy derivatives – assets	109	9
Energy derivatives – liabilities	(95)	(86)
	14	(77)
Derivative financial instruments in hedge accounting relationships		
Energy derivatives – assets	24	123
Energy derivatives – liabilities	(365)	(68)
Interest rate derivatives – assets	62	–
Interest rate derivatives – liabilities	(4)	(7)
Foreign exchange derivatives – assets	100	–
Foreign exchange derivatives – liabilities	(77)	(17)
	(260)	31
Net total	(2,174)	(429)

The net total reconciles to the Balance Sheet as follows:

	2008 £m	2007 £m
Derivative financial instruments – non-current assets	195	72
Derivative financial instruments – current assets	1,720	914
	1,915	986
Derivative financial instruments – current liabilities	(3,932)	(1,404)
Derivative financial instruments – non-current liabilities	(157)	(11)
	(4,089)	(1,415)
Net total	(2,174)	(429)

13. BANK OVERDRAFTS, LOANS AND OTHER BORROWINGS

			2008				2007	
	Interest rate	Principal	**Current**	**Non-current**	**Total**	Current	Non-current	Total

	%	m	£m	£m	£m	£m	£m	£m
Bank overdrafts and loans			**52**	**429**	**481**	70	277	347
Bonds (by maturity date)								
25 July 2008	3.500	€75	–	–	–	57	–	57
8 September 2008	Floating	€100	–	–	–	74	–	74
9 March 2009	4.129	£250	**253**	–	**253**	–	253	253
2 November 2012	6.103	£400	–	**416**	**416**	–	400	400
27 February 2013	1.045	¥3,000	–	**23**	**23**	–	13	13
9 December 2013 (i)	7.307	€750	–	**718**	**718**	–	–	–
24 October 2016	5.706	£300	–	**316**	**316**	–	300	300
19 September 2018 (ii)	7.100	£300	–	**340**	**340**	–	–	–
4 September 2026	Floating (iii)	£150	–	**153**	**153**	–	153	153
19 September 2033 (ii)	7.250	£450	–	**447**	**447**	–	–	–
			253	**2,413**	**2,666**	131	1,119	1,250
Commercial paper			**4**	–	**4**	–	–	–
Obligations under finance leases			**21**	**376**	**397**	20	397	417
			330	**3,218**	**3,548**	221	1,793	2,014

(i) Issued on 9 December 2008.

(ii) Issued on 19 September 2008.

(iii) Capped at 6.854%.

14. CALLED UP SHARE CAPITAL

	2008 £m	2007 £m
Authorised share capital of the Company		
7,000,000,000 ordinary shares of $6^{14}/_{81}$p each (2007: 4,455,000,000 ordinary shares of $6^{14}/_{81}$p each) (i)	**432**	275
100,000 cumulative redeemable preference shares of £1 each	–	–
Allotted and fully paid share capital of the Company		
5,107,658,569 ordinary shares of $6^{14}/_{81}$p each (2007: 3,679,980,311 ordinary shares of $6^{14}/_{81}$p each)	**315**	227

The movement in allotted and fully paid share capital of the Company for the year was as follows:

	2008 Number	2007 Number
1 January	**3,679,980,311**	3,662,721,068
Rights Issue (ii)	**1,392,789,173**	–
Issued under employee share schemes (iii)	**34,889,085**	17,259,243
31 December	**5,107,658,569**	3,679,980,311

(i) At a General Meeting of the Company held on 21 November 2008, the authorised share capital of the Company was increased from £275 million to £432 million by the creation of 2,545,000,000 ordinary shares of a nominal value of $6^{14}/_{81}$ pence each, forming a single class with the existing ordinary shares.

(ii) On 31 October 2008, the Company announced a Rights Issue, which was approved by

shareholders on 21 November 2008, on the basis of three new ordinary shares for every eight ordinary shares held at 160 pence per share, all with a nominal value of $6^{14}/_{81}$ pence each. The Company raised proceeds of approximately £2,164 million, net of issue costs of approximately £65 million. The last day for acceptance was 12 December 2008 and dealing in new ordinary shares fully paid commenced on the London Stock Exchange on 15 December 2008.

(iii) Ordinary shares were allotted and issued to satisfy the exercise of share options, share incentive schemes, the Direct Energy Employee Share Purchase Plan and the matching element of the Share Incentive Plan as follows:

	2008	2007
Number	**34,889,085**	17,259,243
Nominal value (£m)	**2.2**	1.1
Consideration (£m) (net of issue costs of £nil (2007: £nil))	**38**	22

The closing price of a Centrica ordinary share on 31 December 2008 was 266.00 pence (2007: 319.21 pence after adjusting for the bonus element of the Rights Issue).

15. RESERVES

	Attributable to equity holders of the Company							
	Share capital £m	Share premium £m	Merger reserve £m	Capital redemption reserve £m	Other reserves £m	**Total £m**	Minority interest £m	**Total equity £m**
1 January 2008	227	685	467	16	1,928	**3,323**	59	**3,382**
Exchange differences on translation of foreign operations	–	–	–	–	(29)	**(29)**	–	**(29)**
Actuarial losses on pensions (note 17)	–	–	–	–	(399)	**(399)**	–	**(399)**
Losses on revaluation of available-for-sale assets	–	–	–	–	(19)	**(19)**	–	**(19)**
Cash flow hedges:								
Net fair value losses	–	–	–	–	(318)	**(318)**	–	**(318)**
Transfers to Income Statement	–	–	–	–	(30)	**(30)**	–	**(30)**
Transfers to Balance Sheet	–	–	–	–	1	**1**	–	**1**
Rights Issue	86	–	2,078	–	–	**2,164**	–	**2,164**
Transfer	–	–	(2,078)	–	2,078	**–**	–	**–**
Tax on above items	–	–	–	–	208	**208**	–	**208**
	313	685	467	16	3,420	**4,901**	59	**4,960**
Loss for the year	–	–	–	–	(145)	**(145)**	1	**(144)**
Employee share schemes:								
Increase in treasury shares	–	–	–	–	(9)	**(9)**	–	**(9)**
Share issue	2	44	–	–	–	**46**	–	**46**
Exercise of awards	–	–	–	–	(7)	**(7)**	–	**(7)**
Value of services provided	–	–	–	–	40	**40**	–	**40**
Dividends	–	–	–	–	(500)	**(500)**	–	**(500)**
31 December 2008	**315**	**729**	**467**	**16**	**2,799**	**4,326**	60	**4,386**

				Profit and loss reserve			
Other reserves	Revaluation reserve £m	Foreign currency translation reserve £m	Cash flow hedging reserve £m	Treasury shares £m	Share-based payments reserve £m	Other £m	**Total other reserves £m**

1 January 2008	10	(14)	51	(2)	51	1,832	**1,928**
Exchange differences on translation of foreign operations	–	(10)	(19)	–	–	–	**(29)**
Actuarial losses on pensions (note 17)	–	–	–	–	–	(399)	**(399)**
Losses on revaluation of available-for-sale assets	–	–	–	–	–	(19)	**(19)**
Cash flow hedges:							
Net fair value losses	–	–	(318)	–	–	–	**(318)**
Transfers to Income Statement	–	–	(30)	–	–	–	**(30)**
Transfers to Balance Sheet	–	–	1	–	–	–	**1**
Rights Issue Transfer	–	–	–	–	–	2,078	**2,078**
Tax on above items	–	–	97	–	–	111	**208**
	10	(24)	(218)	(2)	51	3,603	**3,420**
Loss for the year	–	–	–	–	–	(145)	**(145)**
Employee share schemes:							
Increase in treasury shares	–	–	–	(9)	–	–	**(9)**
Exercise of awards	–	–	–	1	(25)	17	**(7)**
Value of services provided	–	–	–	–	40	–	**40**
Dividends	–	–	–	–	–	(500)	**(500)**
31 December 2008	**10**	**(24)**	**(218)**	**(10)**	**66**	**2,975**	**2,799**

	Attributable to equity holders of the Company							
	Share capital £m	Share premium £m	Merger reserve £m	Capital redemption reserve £m	Other reserves £m	Total £m	Minority interest £m	Total equity £m
1 January 2007	226	657	467	16	219	1,585	57	1,642
Exchange differences on translation of foreign operations	–	–	–	–	15	15	–	15
Exchange differences transferred to Income Statement	–	–	–	–	(4)	(4)	–	(4)
Actuarial gains on pensions	–	–	–	–	284	284	–	284
Gains on revaluation of available-for-sale assets	–	–	–	–	1	1	–	1
Cash flow hedges:								
Net fair value gains	–	–	–	–	169	169	–	169
Transfers to Income Statement	–	–	–	–	382	382	–	382
Tax on above items	–	–	–	–	(248)	(248)	–	(248)
	226	657	467	16	818	2,184	57	2,241
Profit for the year	–	–	–	–	1,505	1,505	2	1,507
Employee share schemes:								
Increase in treasury shares	–	–	–	–	(2)	(2)	–	(2)

Share issue	1	28	–	–	–	29	–	29
Exercise of awards	–	–	–	–	(7)	(7)	–	(7)
Value of services provided	–	–	–	–	31	31	–	31
Dividends	–	–	–	–	(417)	(417)	–	(417)
31 December 2007	227	685	467	16	1,928	3,323	59	3,382

				Profit and loss reserve			
Other reserves	Revaluation reserve £m	Foreign currency translation reserve £m	Cash flow hedging reserve £m	Treasury shares £m	Share-based payments reserve £m	Other £m	Total other reserves £m
1 January 2007	10	(26)	(326)	–	38	523	219
Exchange differences on translation of foreign operations	–	16	(1)	–	–	–	15
Exchange differences transferred to Income Statement	–	(4)	–	–	–	–	(4)
Actuarial gains on pensions	–	–	–	–	–	284	284
Gains on revaluation of available-for-sale assets	–	–	–	–	–	1	1
Cash flow hedges:							
Net fair value gains	–	–	169	–	–	–	169
Transfers to Income Statement	–	–	382	–	–	–	382
Tax on above items	–	–	(173)	–	–	(75)	(248)
	10	(14)	51	–	38	733	818
Profit for the year	–	–	–	–	–	1,505	1,505
Employee share schemes:							
Increase in treasury shares	–	–	–	(2)	–	–	(2)
Exercise of awards	–	–	–	–	(18)	11	(7)
Value of services provided	–	–	–	–	31	–	31
Dividends	–	–	–	–	–	(417)	(417)
31 December 2007	10	(14)	51	(2)	51	1,832	1,928

16. NOTES TO THE GROUP CASH FLOW STATEMENT

(a) Reconciliation of Group operating profit to net cash flow from operating activities	2008 £m	2007 £m
Continuing operations		
Group operating profit including share of result of joint ventures and associates	**460**	2,184
Less share of profits of joint ventures and associates	**(12)**	(5)
Group operating profit before share of profits of joint ventures and associates	**448**	2,179
Add back/(deduct):		
Amortisation and write-down of intangible assets and impairment of goodwill	**174**	92
Depreciation of property, plant and equipment	**515**	473
Employee share scheme costs	**35**	29
Profit on sale of businesses	–	(2)
Loss on sale of property, plant and equipment and other intangible assets	–	7

Movement in provisions	**(141)**	(66)
Re-measurement of energy contracts (i)	**1,369**	(218)
Unrealised foreign exchange gains on operating cash and cash equivalents	**(3)**	–
Operating cash flows before movements in working capital	**2,397**	2,494
(Increase)/decrease in inventories	**(143)**	38
(Increase)/decrease in trade and other receivables (ii)	**(1,377)**	181
Increase in trade and other payables (ii)	**425**	44
Cash generated from continuing operations	**1,302**	2,757
Income taxes paid	**(374)**	(341)
Net petroleum revenue tax paid	**(533)**	(60)
Interest received	**23**	27
Interest paid	**(47)**	(3)
Payments relating to exceptional charges	**(74)**	(90)
Net cash flow from continuing operating activities	**297**	2,290
Discontinued operations		
Group operating profit before share of joint ventures and associates	**–**	266
Add back/(deduct):		
Amortisation of intangible assets	**–**	1
Depreciation of property, plant and equipment	**–**	21
Profit on disposal of subsidiary	**–**	(227)
Loss on sale of property, plant and equipment and other intangible assets	**–**	5
Operating cash flows before movements in working capital	**–**	66
Decrease in receivables	**–**	1
Net cash flow from discontinued operating activities	**–**	67
Net cash flow from operating activities	**297**	2,357

(i) Adds back/(deducts) unrealised losses/(profits) arising from re-measurement of energy contracts, including those related to proprietary trading activities.

(ii) Includes net outflow of £556 million of cash collateral in 2008 (2007: inflow of £2 million).

(b) Net debt	**2008 £m**	2007 £m
Current borrowings (note 13) (i)	**(295)**	(191)
Non-current borrowings (note 13)	**(3,218)**	(1,793)
Less:		
Cash and cash equivalents (i)	**2,904**	1,100
Current available-for-sale financial assets	**63**	50
Non-current available-for-sale financial assets	**35**	39
	(511)	(795)

(i) Overdrafts of £35 million (2007: £30 million) are excluded from current borrowings and are included net within cash and cash equivalents.

(c) Reconciliation of net increase in cash and cash equivalents to movement in net debt	**2008 £m**	2007 £m
Net increase in cash and cash equivalents	**1,778**	505
Add back/(deduct):		
Net purchase of available-for-sale financial assets	**22**	2
Cash inflow from additional debt	**(1,513)**	(256)
Cash outflow from payment of capital element of finance leases	**20**	383
Cash outflow from repayment of other debt	**175**	107
	482	741

Revaluation of:

Available-for-sale financial assets	**(19)**	1
Loans and other borrowings	**(82)**	(6)
	381	736
(Increase)/decrease in interest payable on loans and other borrowings	**(9)**	11
Acquisitions	**(19)**	–
Exchange adjustments	**(72)**	(17)
Other non-cash movements	**3**	2
Movement in net debt	**284**	732
Net debt at 1 January	**(795)**	(1,527)
Net debt at end of period	**(511)**	(795)

17. PENSIONS

Pension schemes

A substantial majority of the Group's UK employees at 31 December 2008 were members of one of the three main schemes: the Centrica Pension Scheme, the Centrica Engineers' Pension Scheme and the Centrica Management Pension Scheme (together the approved pension schemes). The Centrica Pension Scheme (final salary section) and the Centrica Management Pension Scheme (a final salary scheme) were closed to new members from 1 April 2003. The Centrica Pension Scheme also has a career average salary section which was closed to new members with effect from 1 July 2008 and replaced by a defined contribution section which is open to new members. The Centrica Engineers' Pension Scheme (final salary section) was closed to new members from 1 April 2006, and a career average salary section was added to the scheme at that date. These schemes are defined benefit schemes and are tax-approved funded arrangements. They are subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employer contributions which, together with the specified contributions payable by the employees and proceeds from the schemes' assets, are expected to be sufficient to fund the benefits payable under the schemes.

The Centrica Unapproved Pension Scheme is an unfunded arrangement which provides benefits to certain employees whose benefits under the main schemes would otherwise be limited by the earnings cap. The Group also has a commitment to provide certain pension and post-retirement benefits to employees of Direct Energy Marketing Limited (Canada) under a defined benefit scheme.

The latest full actuarial valuations were carried out at the following dates: the approved pension schemes at 31 March 2006, the Unapproved Pension Scheme at 6 April 2008 and the Direct Energy Marketing Limited pension plan at 14 June 2008. These have been updated to 31 December 2008 for the purposes of meeting the requirements of IAS 19. Investments have been valued, for this purpose, at market value.

Governance

The UK schemes are managed by trustee companies where boards consist of both company nominated and member nominated directors. Each UK scheme holds units in the Centrica Combined Common Investment Fund (CCCIF), which holds the combined assets of the participating schemes. The method of allocation of units is set out in the Trust Deed of the CCCIF. The trustee of the CCCIF is a company, Centrica Combined Common Investment Fund Limited (CCCIF Limited) which was incorporated on 23 September 2002. The trustee of the CCCIF may be appointed or removed by the participant schemes. The board of CCCIF Limited comprises six directors, of which three are appointed by Centrica plc (including the chairman and one independent director) and a director is appointed by each of the participating schemes. No direct investments are made in securities issued by Centrica plc or any of its subsidiaries, property leased to or owned by Centrica plc or any of its subsidiaries or securities of any fund manager or any of their associated companies.

Under the terms of the Pensions Act 2004, the Company and each trustee board must agree the funding rate for its defined benefit pension scheme and a recovery plan to fund any deficit against the scheme specific statutory funding objective. This approach was first adopted for the triennial valuations completed at 31 March 2006 and will again be reflected in the valuations due to be

completed at 31 March 2009.

In addition, the Group has a commitment to provide contributions to defined contribution schemes for certain employees in the UK and North America who are not members of one of the Group's defined benefit pension schemes.

Major assumptions used for the actuarial valuation	31 December 2008 %	31 December 2007 %
Rate of increase in employee earnings	**4.30**	4.40
Rate of increase in pensions in payment and deferred pensions	**3.30**	3.40
Discount rate	**6.70**	5.80
Inflation assumption	**3.30**	3.40

The assumptions relating to longevity underlying the pension liabilities at the balance sheet date have been based on a combination of standard actuarial mortality tables, scheme experience and other relevant data, and include a medium cohort allowance for future improvements in longevity, as published by the Institute of Actuaries. The assumptions are equivalent to future longevity for members in normal health approximately as follows:

	2008		2007	
Life expectancy at age 65 for a member:	**Male Years**	**Female Years**	Male Years	Female Years
Currently aged 65	**20.4**	**21.8**	20.2	21.8
Currently aged 45	**21.6**	**22.9**	21.4	22.9

At 31 March 2006, the date of the most recent actuarial review, the schemes had approximately 31,900 members and beneficiaries (20,850 male and 11,050 female).

The other demographic assumptions have been set having regard to the latest trends in scheme experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension schemes.

	2008		2007	
Impact of changing material assumptions	**Increase/ decrease in assumption**	**Indicative effect on scheme liabilities %**	Increase/ decrease in assumption	Indicative effect on scheme liabilities %
Rate of increase in employee earnings	**0.25%**	**+/-2**	0.25%	+/-2
Rate of increase in pensions in payment and deferred pensions	**0.25%**	**+/-4**	0.25%	+/-4
Discount rate	**0.25%**	**-/+6**	0.25%	-/+6
Inflation assumption	**0.25%**	**+/-6**	0.25%	+/-6
Longevity assumption	**1 year**	**+/-2**	1 year	+/-2

The expected rate of return and market value of the assets and the present value of the liabilities in the schemes at 31 December were:

	Expected rate of return per annum 2008 %	**Valuation 2008 £m**	Expected rate of return per annum 2007 %	Valuation 2007 £m
UK equities	**8.5**	**884**	8.1	1,549

Non-UK equities	**8.5**	**996**	8.1	931
Fixed-interest bonds	**6.3**	**404**	5.8	412
Index-linked bonds	**4.3**	**258**	4.5	351
Property	**7.2**	**55**	6.8	50
Cash and other assets	**4.1**	**45**	5.4	34
Total fair value of plan assets	**7.7**	**2,642**	7.4	3,327
Present value of defined benefit obligation		**(2,755)**		(3,230)
Net (liability)/asset recognised in the Balance Sheet		**(113)**		97
Associated deferred tax asset/(liability) recognised in the Balance Sheet		**30**		(28)
Net pension (liability)/asset		**(83)**		69
Net (liability)/asset recognised in the Balance Sheet comprises:				
Surpluses		**73**		152
Deficits		**(186)**		(55)
		(113)		97

The overall expected rate of return on assets is a weighted average based on the actual plan assets held and the respective expected returns on separate asset classes less costs of administering the plan and taxes paid by the plan itself. The returns on separate asset classes were derived as follows: the expected rate of return on equities is based on the expected median return over a ten-year period, as calculated by the independent company actuary. The median return over a longer period than ten years was not expected to be materially dissimilar. The expected rate of return on bonds was measured directly from actual market yields for UK gilts and corporate bond stocks. The rate above takes into account the actual mixture of UK gilts, UK corporate bonds and overseas bonds held at the balance sheet date. The expected rate of return on property takes into account both capital growth and allowance for expenses, rental growth and depreciation. The expected rate of return on cash is comparable to current bank interest rates.

Included within the schemes' liabilities above are £24 million (2007: £31 million) relating to unfunded pension arrangements. Included within non-current available-for-sale financial assets are £26 million (2007: £30 million) of investments, held by the Law Debenture Trust on behalf of the Company, as security in respect of the Centrica Unapproved Pension Scheme.

Analysis of the amount charged to operating profit	**2008 £m**	2007 £m
Current service cost	**106**	127
Past service credit	**(3)**	–
Loss on curtailment	**6**	–
Net charge to operating profit	**109**	127

Analysis of the amount credited to notional interest	**2008 £m**	2007 £m
Expected return on pension scheme assets	**249**	221
Interest on pension scheme liabilities	**(190)**	(166)
Net credit to notional interest income	**59**	55

Analysis of the actuarial gain/(loss) recognised in the Statement of Recognised Income and Expense	**2008 £m**	2007 £m
Actual return less expected return on pension scheme assets	**(1,121)**	(38)
Experience gains and losses arising on the scheme liabilities	**–**	(16)
Changes in assumptions underlying the present value of the schemes' liabilities	**722**	338
Actuarial (loss)/gain to be recognised in the Statement of Recognised Income and Expense before adjustment for tax	**(399)**	284
Cumulative actuarial gains recognised in reserves at 1 January	**723**	439
Cumulative actuarial gains recognised in reserves at 31 December	**324**	723

18. BUSINESS COMBINATIONS

During the year the Group acquired 100% of the outstanding common shares of Rockyview Energy Inc. (Rockyview Energy), 100% of the membership interests of Strategic Energy LLC (Strategic Energy), a subsidiary of Great Plains Energy Inc., 100% of the Canadian assets of TransGlobe Energy Corp. (TransGlobe Energy), 100% of the share capital of Caythorpe Gas Storage Ltd (Caythorpe) and interests in a number of non-operated gas and oil assets in Norway (Heimdal assets). Other smaller acquisitions are described in section (f).

The purchase method of accounting was adopted in all cases. The assets and liabilities acquired and their fair values are shown below. The residual excess of cash consideration over the net assets acquired on each acquisition is recognised as goodwill in the Financial Statements. Unless otherwise stated, the fair values disclosed are provisional because the Directors have not yet reached a final determination on all aspects of the fair value exercise.

(a) Rockyview Energy

On 14 January 2008 the Group acquired 88.4% of the outstanding common shares of publicly traded oil and gas company Rockyview Energy for cash consideration of C$70 million (£35 million) and the remaining 11.6% of the outstanding common shares of Rockyview Energy by 19 February 2008 in a series of transactions for additional cash consideration of C$9 million (£5 million). In addition, borrowings with a fair value of C$38 million (£19 million) as assumed by the Group as part of the acquisition have been reflected in the opening balance sheet of the acquiree. The acquired business contributed a profit after tax of £7 million to the Group for the period from 14 January 2008 to 31 December 2008. The book values of the assets and liabilities have been adjusted to align with the fair values of the assets and liabilities acquired. The adjustments to recognise other intangible assets and property, plant and equipment at fair value mainly relate to the acquired exploration and evaluation assets, and the producing oil and gas field assets. Other adjustments were made in respect of the recognition of decommissioning provisions at fair value and deferred tax relating to the fair value adjustments. During the year, the Directors reached a final determination on all aspects of the fair value exercise. No material adjustments have been made to the fair values disclosed in the 2008 interim Financial Statements.

(b) TransGlobe Energy

On 1 May 2008 the Group acquired 100% of the assets of TransGlobe Energy for cash consideration of C$51 million (£26 million). TransGlobe Energy is a publicly-traded oil and gas producer based in Calgary, Canada. The acquired business contributed a profit after tax of £1 million to the Group for the period from 1 May 2008 to 31 December 2008. The book values of the assets and liabilities have been adjusted to align with the fair values of the assets and liabilities acquired. Adjustments have been made to property, plant and equipment and to other intangible assets to recognise the producing oil and gas field assets and the exploration and evaluation assets at their respective fair values.

(c) Strategic Energy

On 2 June 2008 the Group acquired 100% of the membership interests of Strategic Energy, a subsidiary of Great Plains Energy Inc., for cash consideration of US$309 million (£157 million). Strategic Energy is a US electricity supplier serving non-residential customers in eleven states within the US. The acquired business contributed a profit after tax of £9 million to the Group for the period from 2 June 2008 to 31 December 2008. The book values of the assets and liabilities have been adjusted to align with the fair values of the assets and liabilities acquired. Adjustments have been made in respect of other intangible assets, primarily to recognise contractual customer relationships and the acquired Strategic Energy brand, to trade and other payables in order to recognise acquired customer contracts priced below the market rate at the date of acquisition and to trade and other receivables in order to recognise acquired wholesale energy contracts at fair value. Goodwill of £77 million has arisen principally in relation to expected synergies.

Revisions to the fair values disclosed in the 2008 interim Financial Statements were made in respect of other intangible assets (£5 million increase) to reflect updated assumptions and estimates within the intangible assets valuation models, to trade and other receivables in order to reflect updated assumptions on the valuation of in-the-money energy procurement contracts (£4 million decrease),

and to trade and other payables (£9 million increase) in order to recognise a legal liability and to reflect updated assumptions on the valuation of out-of-the money sales contracts. In addition, the acquired in-the-money energy procurement contracts were re-classified from trade and other receivables to derivative financial instruments. These revisions resulted in an overall reduction in acquired net assets of £8 million, with a corresponding increase in goodwill.

(d) Caythorpe

On 8 September 2008 the Group acquired 100% of the share capital of Caythorpe and related assets for cash consideration of £71 million. Caythorpe owns a substantially depleted onshore gas field in the UK, together with planning permission and licences for conversion to an onshore gas storage facility. The acquired business did not generate any profit or incur any loss from 8 September 2008 to 31 December 2008. The book values of the assets and liabilities have been adjusted to align with the fair values of the assets and liabilities acquired. Adjustments have been made in respect of other intangible assets and property, plant and equipment in order to recognise the reservoir and related assets at their fair value, as well as the corresponding deferred tax liability, and to provisions for other liabilities and charges in order to recognise a decommissioning provision in respect of the existing site. Goodwill of £33 million has arisen due to the unique positioning of the acquired business, expected synergies from operating Caythorpe as part of a portfolio of storage assets and the recognition of deferred tax as a result of the fair values of the assets and liabilities acquired differing from their tax bases.

(e) Heimdal assets

On 31 October 2008 the Group acquired interests in a number of non-operated gas and oil assets in Norway, collectively the Heimdal assets, for cash consideration of US$312 million (£194 million). A net amount of £5 million, which has been reflected as a reduction to the consideration amount, was due at 31 October 2008 from the vendor. The net amount of £5 million comprised an amount receivable from the vendor of £10 million in respect of an adjustment for gas and oil produced and sold prior to the completion date and an amount payable to the vendor of £5 million in respect of deferred consideration. As at 31 December 2008, the amount receivable from the vendor was fully settled. The £5 million payable to the vendor was settled subsequent to the year end. The US$ consideration amount was hedged between the date the sale and purchase agreement was signed (8 July 2008) and the date the transaction completed (31 October 2008). This resulted in a foreign exchange gain of £32 million being realised by the Group, which hedged the cash consideration on the acquisition.

The Heimdal assets comprise a combination of non-operating interests in producing fields, potential development projects and exploration opportunities. The acquired business contributed a profit after tax of £3 million from 31 October 2008 to 31 December 2008. The assets and liabilities acquired have been recognised at their respective fair values. The Group does not have access to the vendor's books and records which would include the assets and liabilities of the Heimdal assets at their pre-acquisition net book values and, hence, it is impracticable to disclose the carrying amounts on this basis. Goodwill of £142 million has arisen principally in relation to the recognition of deferred tax as a result of the fair values of the assets and liabilities acquired differing from their tax bases.

North American business combinations	Rockyview Energy		TransGlobe Energy		Strategic Energy		Total
	IFRS carrying values pre-acquisition £m	Fair value £m	IFRS carrying values pre-acquisition £m	Fair value £m	IFRS carrying values pre-acquisition £m	Fair value £m	Fair value £m
Other intangible assets	7	11	–	3	–	11	25
Property, plant and equipment	48	53	30	25	3	3	81
Trade and other receivables: current	6	6	–	–	146	146	152

Trade and other receivables:

non-current	–	–	–	–	2	2	2
Derivative financial instruments: current	–	–	–	–	111	72	72
Derivative financial instruments: non-current	–	–	–	–	83	61	61
Cash and cash equivalents	–	–	–	–	77	77	77
Trade and other payables: current	(5)	(5)	–	–	(162)	(235)	(240)
Trade and other payables: non-current	–	–	–	–	–	(57)	(57)
Bank loans	(19)	(19)	–	–	–	–	(19)
Provisions for other liabilities and charges	(2)	(5)	(1)	(1)	–	–	(6)
Deferred tax liabilities	(4)	(1)	(1)	(1)	–	–	(2)
Net assets acquired	31	40	28	26	260	80	146
Goodwill		–		–		77	77
Cash consideration		**40**		**26**		**157**	**223**

UK and European business combinations	**Caythorpe**		**Heimdal assets (i)**	**Total**
	IFRS carrying values pre-acquisition £m	Fair value £m	Fair value £m	Fair value £m
Other intangible assets	5	–	40	40
Property, plant and equipment	–	58	206	264
Trade and other receivables: current	–	–	7	7
Trade and other payables: current	–	–	(53)	(53)
Trade and other payables: non-current	–	–	(14)	(14)
Provisions for other liabilities and charges	–	(5)	(36)	(41)
Deferred tax liabilities	–	(15)	(130)	(145)
Net assets/(liabilities) acquired	5	38	20	58
Goodwill		33	142	175
Gain on foreign exchange hedging instrument		–	32	32
Cash consideration		**71**	**194**	**265**

(i) The Group does not have access to the vendor's books and records which would include the Heimdal assets at their pre-acquisition net book values and, hence, it is impracticable to disclose the carrying amounts on this basis.

(f) Other acquisitions

The Group also acquired the assets and certain liabilities of Chilltrol Inc. on 29 February 2008 (consideration £4 million, goodwill £3 million), the assets and certain liabilities of Airco Mechanical Ltd and a number of related companies on 22 July 2008 (consideration £7 million, goodwill £4 million), Solar Technologies Group Ltd on 25 September 2008 (consideration £2 million, goodwill £2 million), BMSi Ltd on 14 October 2008 (consideration £10 million, which includes contingent consideration of £3 million, goodwill £6 million) and Semplice Energy Ltd on 20 October 2008 (consideration £1 million, goodwill £2 million). The acquired businesses contributed a profit after tax of £1 million to the Group from their respective dates of acquisition up to 31 December 2008.

The pro forma consolidated results of the Group, as if the 2008 acquisitions had been made at the beginning of the period, include revenue from continuing operations of £21,926 million (compared to reported Group revenue of £21,345 million) and an after tax loss of £143 million (compared to reported loss of £144 million). In determining these pro forma consolidated results, an estimate of the pre-acquisition results relating to the Heimdal assets has not been included as the lack of access to the vendor's books and records makes such an estimate impracticable. The pro forma results have been calculated using the Group's accounting policies. In preparing the pro forma results, revenue and costs have been included as if the businesses were acquired on 1 January 2008 and inter-

company transactions had been eliminated. This information is not necessarily indicative of the results of the combined Group that would have occurred had the purchases actually been made at the beginning of the period presented, or indicative of the future results of the combined Group.

19. COMMITMENTS AND CONTINGENCIES

(a) Commitments

Commitments in relation to the acquisition of property, plant and equipment	2008 £m	2007 £m
Construction of a power station at Langage	**64**	201
Construction of Lynn and Inner Dowsing wind farms	**5**	114
Redevelopment of Statfjord gas field	**62**	83
Other gas field developments	**60**	–
Other	**79**	69
	270	467

Commitments in relation to the acquisition of intangible assets	2008 £m	2007 £m
Renewable obligation certificates	**1,058**	1,075
Carbon emissions certificates	**399**	224
Certified emission reduction certificates	**139**	99
Other	**83**	49
	1,679	1,447

Commitments in relation to other contracts	2008 £m	2007 £m
Liquefied natural gas capacity	**783**	754
Transportation capacity	**829**	445
Outsourcing of services	**216**	167
Other	**355**	110
	2,183	1,476

Commitments in relation to commodity purchase contracts	2008 £m	2007 £m
Within one year	**15,202**	8,400
Between one and five years	**23,267**	18,100
After five years	**11,210**	9,100
	49,679	35,600

(b) Contingent liabilities

There are no material contingent liabilities.

20. RELATED PARTY TRANSACTIONS

	2008			2007		
Year ended 31 December	Sale of goods and services £m	Purchase of goods and services £m	Other transactions £m	Sale of goods and services £m	Purchase of goods and services £m	Other transactions £m
Barrow Offshore Wind Limited	–	**12**	**1**	–	14	2
Braes of Doune Wind Farm						

(Scotland) Limited	–	13	–	–	10	–
The Consumers' Waterheater Income Fund	78	–	2	72	–	2
	78	25	3	72	24	4

			2008			2007
31 December	Amounts owed from related parties £m	Amounts owed to related parties £m	Provision for bad or doubtful debt relating to amounts owed from related parties £m	Amounts owed from related parties £m	Amounts owed to related parties £m	Provision for bad or doubtful debt relating to amounts owed from related parties £m
Barrow Offshore Wind Limited	16	4	–	26	4	–
Braes of Doune Wind Farm (Scotland) Limited	32	8	–	38	4	–
The Consumers' Waterheater Income Fund	5	–	–	3	–	–
	53	12	–	67	8	–

21. EVENTS AFTER THE BALANCE SHEET DATE

The Directors propose a final dividend of 8.73 pence per share (totalling £446 million) for the year ended 31 December 2008. The dividend will be submitted for formal approval at the Annual General Meeting to be held on 11 May 2009. These Financial Statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2009.

On 30 June 2008 an agreement was entered into to transfer the active members of the Centrica Pension Scheme to the Centrica Management Pension Scheme with an effective date of 1 January 2009. Liabilities and assets will accordingly be transferred with effect from this date. There will be no tax effect arising on the transfer. The Group has paid an additional £30 million to the Centrica Management Pension Scheme in December 2008 in relation to the transfer and will be paying a further amount of up to £79 million plus interest to that scheme. In addition, the Group has agreed to provide security to the Centrica Management Pension Scheme in the form of a charge on assets and/or letters of credit of up to £70 million in relation to the transfer.

On 20 January 2009, the Group acquired 50% of the issued share capital of Segebel SA for total consideration of €590 million (£547 million), including deferred consideration of €70 million (£65 million) and transaction costs of €5 million (£5 million), bringing the Group's total ownership interest in Segebel SA to 100%. The transaction results in the Group acquiring a controlling interest in Segebel SA, which will result in it being consolidated as a subsidiary. Segebel SA holds a controlling stake of 51% in SPE SA, a Belgian energy company. As such, this transaction also results in the Group obtaining a controlling interest in SPE SA.

The provisional fair values of the consolidated assets and liabilities of Segebel SA, including 100% of the assets and liabilities of SPE SA, as at the acquisition date are disclosed below. These values are provisional because the Directors have not yet reached a final determination on all aspects of the fair value exercise. In order to calculate goodwill arising from the acquisition, the minority interests in SPE SA (49%) are eliminated from the consolidated net assets in order to present the net assets

attributable to Segebel SA, of which the Group has acquired 50%.

In addition to the provisional estimate of £229 million of goodwill to be recognised as part of this transaction, the Group also holds previously recognised goodwill of £26 million arising from the acquisition of the initial 50% stake in Segebel SA in September 2005.

Goodwill of £229 million arises principally in relation to incremental benefits expected to arise from the Pax Electrica II arrangements, as well as the recognition of deferred tax on the fair value adjustments.

	IFRS carrying values pre-acquisition £m	Fair value £m
Other intangible assets	203	576
Property, plant and equipment	343	940
Deferred tax assets	22	–
Retirement benefit assets	5	5
Trade and other receivables: current	406	532
Trade and other receivables: non-current	43	175
Inventories	32	33
Cash and cash equivalents	134	134
Net derivative financial instruments: current	(65)	(65)
Trade and other payables: current	(356)	(465)
Trade and other payables: non-current	–	(78)
Bank overdrafts, loans and other borrowings: current	(14)	(14)
Bank loans and other borrowings: non-current	(88)	(89)
Provisions for other liabilities and charges: current	–	(6)
Provisions for other liabilities and charges: non-current	(78)	(78)
Deferred tax liabilities	–	(329)
Retirement benefit obligations	(22)	(22)
Net assets (100%)	565	1,249
Minority interest in SPE SA		(612)
Net assets attributable to Segebel SA shareholders (51%)		637
Net assets acquired (50%)		318
Goodwill		229
Total consideration		**547**
Consideration comprises:		
Deferred consideration		**65**
Cash consideration		**482**

22. SEASONALITY OF OPERATIONS

Certain activities of the Group are affected by weather and temperature conditions. As a result of this, amounts reported for the six months ended 31 December 2008 may not be indicative of the amounts that would be reported for a full year due to seasonal fluctuations in customer demand for gas, electricity and services, the impact of weather on demand and commodity prices, market changes in commodity prices and changes in retail tariffs.

Customer demand for gas in the UK and North America is driven primarily by heating load and is generally higher in the winter than in the summer, and higher from January to June than from July to December. Customer demand for electricity in the UK generally follows a similar pattern to gas, but is more stable. Customer demand for electricity in North America is also more stable than gas but is driven by heating load in the winter and cooling load in the summer. Generally demand for electricity in North America is higher in the winter and summer than it is in the spring and autumn, and higher from July to December than it is from January to June.

Customer demand for home services in the UK is generally higher in the winter than it is in the

summer, and higher in the earlier part of the winter as heating systems break down, so that customer demand from July to December is higher than from January to June. Customer demand for home services in North America follows a similar pattern, but is also higher in the summer as a result of residential new construction in the US and the servicing of cooling systems.

Gas production volumes in the UK are generally higher in the winter when gas prices are higher. Gas production volumes are generally higher from January to June than they are from July to December as outages are generally planned for the summer months when gas demand and prices are lowest. Gas production volumes in North America are generally not seasonal.

Power generation volumes are dependent on spark spread prices, which is the difference between the price of electricity and the price of gas multiplied by a conversion rate and, as a result, are not as seasonal as gas production volumes in the UK, as wholesale prices for both gas and electricity are generally higher in the winter than they are in the summer. Power generation volumes in North America are generally higher in the summer than in the winter and can be higher or lower from January to June compared to July to December.

The impact of seasonality on customer demand and wholesale prices has a direct effect on the Group's financial performance and cash flows.

23. GROUP INCOME STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

			2008				20((restate (ii), (i
	Notes	**Results for the year before exceptional items and certain re-measurements (i) £m**	**Exceptional items and certain re-measurements (i) £m**	**Results for the year £m**	Results for the year before exceptional items and certain re-measurements (i) £m	Exceptional items and certain re-measurements (i) £m	Resul f the ye £
Continuing operations							
Group revenue (ii)	25	**11,405**	**–**	**11,405**	7,724	–	7,7:
Cost of sales (ii)		**(9,301)**	**–**	**(9,301)**	(5,935)	–	(5,93
Re-measurement of energy contracts (i)	25,26	**–**	**(3,384)**	**(3,384)**	–	(135)	(13
Gross profit		**2,104**	**(3,384)**	**(1,280)**	1,789	(135)	1,6!
Operating costs before exceptional items		**(1,162)**	**–**	**(1,162)**	(1,070)	–	(1,07
Impairment of Oxxio goodwill and other assets	26	**–**	**(67)**	**(67)**	–	–	
Operating costs		**(1,162)**	**(67)**	**(1,229)**	(1,070)	–	(1,07
Share of profits in joint							

ventures and associates, net of interest and taxation (i)		8	(4)	4	4	(4)	
Group operating profit/(loss)	25	950	(3,455)	(2,505)	723	(139)	5
Interest income		514	–	514	175	–	1
Interest expense		(527)	–	(527)	(220)	–	(22
Net interest expense		(13)	–	(13)	(45)	–	(4
Profit/(loss) from continuing operations before taxation		937	(3,455)	(2,518)	678	(139)	5
Taxation on profit from continuing operations		(450)	1,021	571	(342)	29	(31
Profit/(loss) from continuing operations after taxation		487	(2,434)	(1,947)	336	(110)	2
Profit/(loss) from discontinued operations (i)		–	–	–	(1)	48	
Gain on disposal of discontinued operations		–	–	–	–	227	2
Discontinued operations		–	–	–	(1)	275	2
Profit/(loss) for the year		487	(2,434)	(1,947)	335	165	5
Attributable to:							
Equity holders of the parent		487	(2,434)	(1,947)	334	165	4
Minority interests		–	–	–	1	–	
		487	(2,434)	(1,947)	335	165	5
		Pence		Pence	Pence		Pen
Earnings/(loss) per ordinary share (iii)							
From continuing and discontinued							

operations:					
Basic	27		**(47.0)**		12
Adjusted basic	27	11.5		8.1	
Diluted	27		**(46.4)**		11
From continuing operations:					
Basic	27		**(47.0)**		5
Adjusted basic	27	11.5		8.1	
Diluted	27		**(46.4)**		5

(i) Certain re-measurements (notes 3 and 26) included within operating profit comprise re-measurement arising on energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts. Certain re-measurements included within profit from discontinued operations in 2007 comprise re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund. All other re-measurement is included within results before exceptional items and certain re-measurements.

(ii) Group revenue and cost of sales have been restated to report gas sales revenue of Centrica Storage net of cost of sales to better reflect the nature of the transactions as explained in note 3.

(iii) Earnings per ordinary share figures have been restated to reflect the bonus element of the Rights Issue. Details of the Rights Issue are provided in notes 5 and 14.

24. GROUP CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

	Notes	2008 £m	2007 £m
Operating cash flows before movements in working capital		**1,082**	975
Increase in inventories		**(76)**	(5)
Increase in trade and other receivables		**(1,274)**	(541)
(Decrease)/increase in trade and other payables		**(257)**	1,007
Cash generated from continuing operations		**(525)**	1,436
Income taxes paid		**(244)**	(275)
Net petroleum revenue tax paid		**(386)**	(93)
Interest received		**13**	18
Interest paid		**(40)**	(2)
Payments relating to exceptional charges		**(8)**	(22)
Net cash flow from continuing operating activities	28	**(1,190)**	1,062
Net cash flow from discontinued operating activities	28	**–**	34
Net cash flow from operating activities		**(1,190)**	1,096
Purchase of interests in subsidiary undertakings and businesses net of cash and cash equivalents acquired		**(248)**	(248)
Disposal of interests in subsidiary undertakings and businesses net of cash and cash equivalents disposed		**–**	(1)
Purchase of intangible assets		**(114)**	(112)
Disposal of intangible assets		**12**	12
Purchase of property, plant and equipment		**(293)**	(290)
Investments in joint ventures and associates		**–**	(43)
Repayment of loans to joint ventures and associates		**18**	–
Interest received		**52**	51
Net purchase of available-for-sale financial assets		**(3)**	40
Net cash flow from continuing investing activities		**(576)**	(591)

Net cash flow from discontinued investing activities	–	(31)
Net cash flow from investing activities	**(576)**	(622)
Issue of ordinary share capital (i)	**2,172**	7
Purchase of treasury shares	**(3)**	(2)
Interest paid in respect of finance leases	**(11)**	(82)
Other net interest paid	**(236)**	(63)
Net interest paid	**(247)**	(145)
Cash inflow from additional debt	**1,475**	203
Cash outflow from payment of capital element of finance leases	**(10)**	(374)
Cash outflow from repayment of other debt	**(147)**	(3)
Net cash flow from increase/(decrease) in debt	**1,318**	(174)
Realised net foreign exchange loss on cash settlement of derivative contracts	**(93)**	(8)
Equity dividends paid	**(144)**	(123)
Net cash flow from continuing financing activities	**3,003**	(445)
Net cash flow from discontinued financing activities	–	(19)
Net cash flow from financing activities	**3,003**	(464)
Net increase in cash and cash equivalents	**1,237**	10
Cash and cash equivalents at beginning of period (ii)	**1,642**	1,088
Effect of foreign exchange rate changes	**25**	2
Cash and cash equivalents at 31 December (iii)	**2,904**	1,100

(i) On 15 December 2008 the Group raised £2,164 million of proceeds, net of £65 million of issue costs through a Rights Issue. Details of the Rights Issue are provided in notes 5 and 14.

(ii) Cash and cash equivalents at beginning of period are stated net of overdrafts of £20 million (2007: £42 million).

(iii) Cash and cash equivalents at 31 December 2008 are stated net of overdrafts of £35 million (2007: £30 million).

25. SEGMENTAL ANALYSIS FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

	2008			2007 (restated) (iv)		
(a) Revenue	**Gross segment revenue £m**	**Less inter-segment revenue (i),(ii),(iii) £m**	**Group revenue £m**	Gross segment revenue £m	Less inter-segment revenue (i),(ii),(iii) £m	Group revenue £m
Continuing operations:						
British Gas Residential	**3,946**	**–**	**3,946**	2,960	–	2,960
British Gas Business	**1,619**	**–**	**1,619**	1,164	–	1,164
British Gas Services	**685**	**–**	**685**	663	–	663
British Gas	**6,250**	**–**	**6,250**	4,787	–	4,787
Gas production and development (i)	**859**	**(630)**	**229**	557	(395)	162
Power generation (i)	**681**	**(290)**	**391**	355	(273)	82
Industrial and commercial (ii)	**732**	**(221)**	**511**	443	–	443
Accord energy trading (iii)	**30**	**(6)**	**24**	(2)	(12)	(14)

Centrica Energy	**2,302**	**(1,147)**	**1,155**	1,353	(680)	673
Centrica Storage (i),(iv)	**141**	**(40)**	**101**	156	(26)	130
Direct Energy	**3,372**	**–**	**3,372**	1,919	–	1,919
European Energy (i)	**518**	**(1)**	**517**	218	(3)	215
Other operations (v)	**10**	–	**10**	–	–	–
	12,593	**(1,188)**	**11,405**	8,433	(709)	7,724
Discontinued operations:						
The Consumers' Waterheater Income Fund	–	–	–	20	–	20
	–	–	–	20	–	20

(i) Inter-segment revenue reflects the level of revenue generated on sales to other Group segments on an arm's length basis. During the second half of 2008, Gas production and development began to sell gas downstream at forward market prices. Prior to this, Gas production and development sold all gas produced at month ahead prices. This change resulted in an additional £54 million of net revenue being reported in Gas production and development in 2008 than would have been reported had Gas production and development continued to sell gas downstream at month ahead prices.

(ii) Inter-segment revenue in the Industrial and commercial segment reflects the sale of upstream gas produced or procured to other Group segments on an arm's length basis. Prior to 2008, the Group's downstream businesses procured gas directly from Gas production and development or external counterparties.

(iii) The external revenue presented for Accord energy trading comprises both realised (settled) and unrealised (fair value changes) from trading in physical and financial energy contracts. Inter-segment revenue arising in Accord represents the recharge of brokerage fees to other Group segments.

(iv) Gross segment revenue, inter-segment revenue and Group revenue have been restated to report gas sales revenue of Centrica Storage net of cost of sales to better reflect the nature of the transactions as explained in note 3.

(v) Other operations comprise British Gas New Energy, Group Treasury, Group Property, Information Services and other shared services.

	Operating profit/(loss) before exceptional items and certain re-measurements		Exceptional items (note 26)		Certain re-measurements (note 26)		Operating profit/(loss) after exceptional items and certain re-measurements	
(b) Operating profit	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Continuing operations:								
British Gas Residential	**213**	38	**–**	–	**(2,333)**	(64)	**(2,120)**	(26)
British Gas Business	**88**	72	**–**	–	**(511)**	184	**(423)**	256
British Gas Services	**110**	88	**–**	–	**–**	–	**110**	88
British Gas	**411**	198	**–**	–	**(2,844)**	120	**(2,433)**	318
Gas production and development (i)	**526**	306	**–**	–	**125**	(16)	**651**	290
Power generation	**12**	(1)	**–**	–	**41**	(42)	**53**	(43)

Industrial and commercial	(173)	31	–	–	413	(201)	240	(170)
Accord energy trading	10	(10)	–	–	–	–	10	(10)
Centrica Energy	375	326	–	–	579	(259)	954	67
Centrica Storage	102	112	–	–	42	(7)	144	105
Direct Energy	124	77	–	–	(962)	10	(838)	87
European Energy (ii)	(55)	6	(67)	–	(203)	(4)	(325)	2
Other operations (iii)	(7)	4	–	–	–	1	(7)	5
	950	723	(67)	–	(3,388)	(139)	(2,505)	584
Discontinued operations:								
The Consumers' Waterheater Income Fund	–	17	–	227	–	–	–	244

(i) During the second half of 2008, Gas production and development began to sell gas downstream at forward market prices. Prior to this, Gas production and development sold all gas produced at month ahead prices. This change resulted in an additional £54 million of operating profit being reported in Gas production and development in 2008 than would have been reported had Gas production and development continued to sell gas downstream at month ahead prices.

(ii) During 2008, exceptional charges of £67 million were incurred in the European Energy segment, including a £45 million impairment of the Oxxio goodwill and a £22 million impairment of a receivable balance in Oxxio relating to historic overpayments of regulatory energy revenue tax, reflecting the reduced likelihood of realising the balance in the future.

(iii) Other operations comprise British Gas New Energy, Group Treasury, Group Property, Information Services and other shared services. Depreciation of property, plant and equipment and amortisation and write-downs of intangibles in the Other operations segment are charged out to other Group segments.

26. EXCEPTIONAL ITEMS AND CERTAIN RE-MEASUREMENTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

(a) Exceptional items (note 3)	2008 £m	2007 £m
Continuing operations:		
Impairment of Oxxio goodwill and other assets (i)	(67)	–
Discontinued operations:		
Profit on disposal of The Consumers' Waterheater Income Fund (ii)	–	227

(i) During 2008, exceptional charges of £67 million were incurred in the European Energy segment, including a £45 million impairment of the Oxxio goodwill and a £22 million impairment of a receivable balance in Oxxio relating to historic overpayments of regulatory energy revenue tax, reflecting the reduced likelihood of realising the balance in the future.

(ii) The Group deconsolidated the Fund with effect from 1 December 2007 recognising an exceptional profit on disposal amounting to £227 million in 2007.

(b) Certain re-measurements (note 3)	2008 £m	2007 £m
Certain re-measurements recognised in relation to energy contracts		

Net gains arising on delivery of contracts	**51**	43
Net losses arising on market price movements and new contracts	**(3,441)**	(175)
Net gains/(losses) arising on positions in relation to cross-border transportation or capacity contracts	**6**	(3)
Net re-measurement of energy contracts included within gross profit	**(3,384)**	(135)
Net losses arising on re-measurement of joint ventures' energy contracts	**(4)**	(4)
Net re-measurement included within Group operating profit	**(3,388)**	(139)
Taxation on certain re-measurements	**1,021**	29
Net re-measurement after taxation	**(2,367)**	(110)
Discontinued operations:		
Fair value losses arising on re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund	**–**	48
Total certain re-measurements	**(2,367)**	(62)

27. EARNINGS PER ORDINARY SHARE FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

	2008		2007 (restated) (i)	
(a) Continuing and discontinued operations	**£m**	**Pence per ordinary share**	£m	Pence per ordinary share
(Loss)/earnings – basic	**(1,947)**	**(47.0)**	499	12.1
Net exceptional items after tax (notes 3 and 26)	**67**	**1.6**	(227)	(5.5)
Certain re-measurement losses after tax (notes 3 and 26)	**2,367**	**56.9**	62	1.5
Earnings – adjusted basic	**487**	**11.5**	334	8.1
(Loss)/earnings – diluted	**(1,947)**	**(46.4)**	499	11.9
Earnings – adjusted diluted	**487**	**11.4**	334	7.9

	2008		2007 (restated) (i)	
(b) Continuing operations	**£m**	**Pence per ordinary share**	£m	Pence per ordinary share
(Loss)/earnings – basic	**(1,947)**	**(47.0)**	225	5.4
Net exceptional items after tax (notes 3 and 26)	**67**	**1.6**	–	–
Certain re-measurement losses after tax (notes 3 and 26)	**2,367**	**56.9**	110	2.7
Earnings – adjusted basic	**487**	**11.5**	335	8.1
(Loss)/earnings – diluted	**(1,947)**	**(46.4)**	225	5.3
Earnings – adjusted diluted	**487**	**11.4**	335	7.9

	2008		2007 (restated) (i)	
(c) Discontinued operations	**£m**	**Pence per ordinary share**	£m	Pence per ordinary share
Earnings – basic	**–**	**–**	274	6.7

Earnings – diluted	–	–	274	6.6

(i) Restated to reflect the bonus element of the Rights Issue. Details of the Rights Issue are provided in notes 5 and 14.

Certain re-measurements (notes 3 and 26) included within operating profit comprise re-measurements arising on energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts. All other re-measurements are included within results before exceptional items and certain re-measurements.

28. NOTES TO THE GROUP CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

Reconciliation of Group operating profit to net cash flow from operating activities	**2008 £m**	**2007 £m**
Continuing operations		
Group operating profit including share of result of joint ventures and associates	**(2,505)**	584
Less share of profits of joint ventures and associates	**(4)**	–
Group operating profit before share of profits of joint ventures and associates	**(2,509)**	584
Add back/(deduct):		
Amortisation and write-down of intangible assets and impairment of goodwill	**130**	38
Depreciation of property, plant and equipment	**247**	250
Employee share scheme costs	**19**	16
Loss on sale of property, plant and equipment and other intangible assets	**1**	2
Movement in provisions	**(110)**	(78)
Re-measurement of energy contracts (i)	**3,307**	163
Unrealised foreign exchange gains on operating cash and cash equivalents	**(3)**	–
Operating cash flows before movements in working capital	**1,082**	975
Increase in inventories	**(76)**	(5)
Increase in trade and other receivables (ii)	**(1,274)**	(541)
(Decrease)/increase in trade and other payables (ii)	**(257)**	1,007
Cash generated from continuing operations	**(525)**	1,436
Income taxes paid	**(244)**	(275)
Net petroleum revenue tax paid	**(386)**	(93)
Interest received	**13**	18
Interest paid	**(40)**	(2)
Payments relating to exceptional charges	**(8)**	(22)
Net cash flow from continuing operating activities	**(1,190)**	1,062
Discontinued operations		
Group operating profit before share of joint ventures and associates	**–**	244
Add back/(deduct):		
Amortisation of intangible assets	**–**	1
Depreciation of property, plant and equipment	**–**	10
Profit on disposal of subsidiary	**–**	(227)
Loss on sale of property, plant and equipment and other intangible assets	**–**	5
Operating cash flows before movements in working capital	–	33
Increase in payables	–	1
Net cash flow from discontinued operating activities	–	34
Net cash flow from operating activities	**(1,190)**	1,096

(i) Adds back unrealised losses arising from re-measurement of energy contracts, including those related to proprietary trading activities.

(ii) Includes net outflow of £1,619 million of cash collateral in 2008 (2007: inflow of £91 million).

Disclaimers

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any Centrica shares or other securities.

This announcement contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Centrica plc. These statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

For further information

Centrica will hold its 2008 Preliminary Results presentation for analysts and institutional investors at 9.30am (UKT) on Thursday 26 February 2009. There will be a live audio webcast of the presentation and slides from 9.30am at www.centrica.com/investors.

A live audio broadcast of the presentation will be available by dialling in using the following numbers:

From the UK 01452 569 103
From overseas +44 1452 569 103

The call title is "Centrica plc – Preliminary Results 2008" and the conference ID is 83540913.

An archived webcast and full transcript of the presentation and the question and answer session will be available on the website from Friday 27 February.

Enquiries

Investors and Analysts:	Kieran McKinney	Director of Investor Relations
	Telephone:	01753 494 900
	email:	ir@centrica.com
Media:		Media Relations
	Telephone:	0845 072 8002
	email:	media@centrica.com

Financial Calendar

Ex-dividend date for 2008 final dividend	22 April 2009
Record date for 2008 final dividend	24 April 2009
Annual General Meeting	11 May 2009
Interim Management Statement	11 May 2009
2008 final dividend payment date	10 June 2009
2009 interim results announcement	30 July 2009

Registered Office

Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD

Contacts

Centrica PLC

Source: Centrica PLC

View this news release online at:
http://www.businesswire.com/news/home/20090226000000/en

END